Exhibit 99.c

Budget Statement

Economic and Budget Policy Guidelines

1 Budget Statement

Economic and Budget Policy Guidelines

Policy basis and summary of the proposals in the 2010 Budget Bill

Introduction

The world is in its deepest and most widespread economic downturn since the crisis of the 1930s. What began as a financial crisis, caused among other things by irresponsible handling of risky financial transactions, regulatory deficiencies and inadequate financial market supervision, has become a crisis for the real economy with falling production and rising unemployment.

With its small, open and trade-dependent economy, Sweden has been hit hard, with rising unemployment among the consequences. There are no miracle cures that can prevent households and firms from experiencing considerable strain. However, it is possible to counteract the effects of the crisis and support a strong and sustainable recovery. It is also important to help those worst affected.

The will and the ability of governments and public authorities around the world to shoulder this responsibility have been tested over the past year. By shifting to a much more expansive economic policy, the most serious threats have been avoided. Measures to get the financial system functioning more normally have had the desired effect. The world no longer runs the risk of being driven into a deep downward economic spiral.

Responsibility for the public finances, for jobs and for core welfare activities is the path the Alliance Government has chosen. Economic policy in Sweden has been revamped to meet the crisis and dampen the fall in employment. This took place at the same time that the Government ensured its financial readiness to handle a deeper and more protracted crisis.

The economic situation is now somewhat more stable than it was in the spring and the risks are more balanced. The risk that public finances in Sweden will significantly worsen has therefore clearly declined.

There will, however, be a long and difficult way back to higher employment and lower unemployment. In the 2006 election, the Alliance Government won the Swedish people’s confidence with a policy of more jobs and fewer people outside the labour market. Thanks to this focus, Sweden was much better equipped to meet the crisis. By keeping its policy firmly focused in this direction, Sweden can emerge from the economic crisis to a position of new strength.

Like many other countries, Sweden faces the threat that rising unemployment will become persistent at a high level and lead to growing exclusion. The Alliance Government’s most important goal is more people employed and fewer outside the labour market. The threat of unemployment becoming persistent at a high level, where people are unable to realise their potential, will be met by a forceful policy for jobs and entrepreneurship and for training and adjustment to support those people who have become unemployed. The problem must not be handled by relegating people to passive systems and hiding them in statistics. Instead, good opportunities will be created to enable people to again return to work and security, colleagues and community.

With a responsible policy for orderly public finances, we can now take further crisis measures and continue to take Sweden out of the crisis.

The measures in this Budget Bill are aimed at reducing the fall in employment, preventing unemployment from becoming persistent, defending core welfare activities, creating the conditions for new and growing companies and protecting the climate.

In total, the crisis measures adopted earlier and the measures proposed in this Budget Bill are estimated to lead to a GDP level in 2010 that is 1.7 per cent higher than it would have been if they had not been taken. There will also be 52 000 more people employed than would otherwise have been the case. The very expansive monetary policy also helps maintain demand.

The financial crisis and the deep economic downturn that followed have been the focus of economic policy design in the past year. But it is important that the last year’s dramatic events do not make us forget the long-term challenges that Sweden and many other countries face. On the contrary, the crisis underscores the need for a long-term economic policy.

Historically deep crisis affects Sweden

The sharp global economic downturn has hit the export-dependent Swedish economy hard. In a short time, GDP has fallen dramatically and abruptly (see figure 1.1). Resource utilisation is very low and continues to decline. Employment has fallen sharply. Redundancies and unemployment have increased. Public finances have been weakened considerably. This year GDP is expected to fall by 5.2 per cent, which is the weakest year since the Second World War. The recovery is expected to be slow.

Governments and central banks around the world have taken exceptional measures to mitigate the crisis and prevent a collapse. Key interest rates have declined to historically low levels. Extensive fiscal stimulus packages have been implemented to boost demand and support the financial system.

By having ensured that public finances were strong in good times, Sweden has had room to make a major change in the direction of its fiscal policy to one of the most expansive in the OECD. The policy change has been made while safeguarding long-term fiscal sustainability.

Recently the situation in the financial markets has improved considerably. Firms and households’ opportunities of borrowing have improved, thus reducing the risk of further negative effects on the business cycle and the public finances. Compared with the estimate in the 2009 Spring Fiscal Policy Bill, there are increasing signs that both the global and the Swedish economies are stabilising.

The sharp fall in the world economy at the end of 2008 and the beginning of 2009 has slowed and global GDP is expected to increase again towards the end of the year. In 2010, Sweden’s most important export markets are expected to begin growing again, albeit weakly. But aggregate demand is expected to grow so slowly that employment will continue to decline in 2010 and stabilise only about the turn of the year 2010/2011. This will contribute to continued weak growth in household disposable income in 2010.

Figure 1.1 GDP 1920-2012

Annual percentage change

Note: The time series before and after 1950 are not fully comparable. The quality of earlier years’ series is more uncertain.

Sources: Edvinsson (1920-1949), Statistics Sweden (1950-2008) and Ministry of Finance (2009-2012).

Table 1.1 Key indicators

Annual percentage change unless otherwise indicated

	2006	2007	2008	2009	2010	2011	2012
GDP	4.2	2.6	-0.2	-5.2	0.6	3.1	3.8
Employment	2.0	2.5	1.2	-2.6	-3.5	-0.5	0.9
Hours worked	1.3	3.2	1.6	-3.9	-1.5	0.3	0.2
Unemployment(2)	7.1	6.1	6.2	8.8	11.4	11.6	10.9
Hourly wages(3)	3.1	3.3	4.3	3.1	2.0	1.9	2.3
CPI, year-on-year	1.4	2.2	3.4	-0.4	0.4	0.8	1.8
Net lending(4)	2.4	3.8	2.5	-2.2	-3.4	-2.1	-1.1
Central government debt (per cent of GDP)	42.1	36.4	33.6	37.8	40.4	40.6	40.3

(1) Aged 15-74.

(2) As a percentage of the labour force, aged 15-74.

(3) According to short-term wage statistics.

(4) General government net lending as a per cent of GDP.

Sources: Statistics Sweden, National Mediation Office and Ministry of Finance.

Responsible policy provides room for crisis measures

General government net lending has weakened considerably and there has also been considerable uncertainty about the future development of public finances as a result of the sharp economic downturn and the financial crisis. The somewhat more stable economic situation, with a reduced risk of even worse cyclical developments and a substantial improvement in the financial markets, has noticeably reduced the risk surrounding the public finances.

Moreover, public finances have developed somewhat better than the 2009 Spring Fiscal Policy Bill foresaw on account of both higher revenues and lower expenditures. On balance, there has been a clear shift in the risk scenario for the public finances since the spring. Nevertheless, the public finances must stand prepared in case there is another negative cyclical shock or financial market crisis.

The risks for the overall economic outlook are now considered to be balanced. A projected stronger export-order intake, a more positive purchasing managers’ index, further improvements in the financial markets and a stronger global cyclical recovery are factors that may imply a more rapid recovery than expected. There is a risk, however, that economic development could be worse than expected. There are several factors that could cause the recovery to be weaker than forecasted in the base scenario. The labour market may develop even more weakly than expected and private consumption may be more subdued. Other factors that could limit the recovery may be the economic turmoil in the Baltic States or new, negative shocks in the financial and banking sector.

Labour market is seriously affected

Thus far Sweden has lost 100 000 jobs in the deep economic downturn (see figure 1.2). Employment is expected to continue to fall throughout 2010. From a peak in mid-2008 to the turn of the year 2010/2011, employment is expected to decline by 300 000 people. The fall in employment involves serious strains for households, firms, the public finances and society.

Figure 1.2 Employment 16-64 years

Thousands of persons

Sources: Statistics Sweden and Ministry of Finance.

Against this background, it is particularly urgent to reduce the fall in employment and promote the earliest and strongest possible upturn in employment. At the same time, the fiscal room for manoeuvre is very limited.

The low resource utilisation and the sharp and continuing decline in employment indicate, however, a need for more crisis measures. The reduced uncertainty in the public finances compared with the spring has improved the conditions for taking further crisis measures. Furthermore, Sweden is well placed in an international perspective with respect to long-

term fiscal sustainability. At the same time, it is important for the deficit not to become too big and unmanageable.

On balance, further crisis measures are justified in this serious economic situation to the extent that they result in only a limited shortfall of the surplus target. General government net lending will gradually revert to a surplus in line with the surplus target. Budget reinforcements may need to be made at a later date when the business cycle improves. The return to a surplus target is to be made in such a way that it does not lead to substantial costs to the real economy and economic imbalances. The expenditure ceiling must be observed.

New initiatives in this Budget Bill

The low resource utilisation, the sharp and continuing decline in employment and the reduced risk associated with the public finances justify further crisis measures. The aim of the measures is to:

•      Moderate the fall in employment.

•      Prevent unemployment from becoming persistent.

•      Defend core welfare activities.

Furthermore, the Government also proposes measures for:

•      Encouraging more business starts and business growth.

•      Protecting the climate.

In this Budget Bill, the Government will allocate a total of SEK 32 billion in new measures for 2010 and SEK 24 billion for 2011, in addition to measures already approved or announced. The main measures are included in table 1.2 and discussed in more detail in section 1.3.

Table 1.2 Government measures in this Budget Bill and their effect on general government net lending

SEK billions

	2010	2011	2012
Moderate the fall in employment
Local government*	10.00
Infrastructure	1.00	0.10	-0.39
Prevent unemployment from becoming persistent
Expanded in-work tax credit	10.00	10.00	10.00
Increased activation in labour market policy	3.89
Lower costs for some labour market programmes	-2.54
Indirect effects of increased activation	-0.55
Increase in the number of places in education	1.89	1.79
Improved initiatives for people losing sickness insurance benefits	2.63	4.64	5.69
More precise estimates of the sickness insurance reform	-2.66	-4.19	-4.49
Increased study support and exempt amount	0.13	0.20	0.20
Defending welfare
Lower taxes for pensioners	3.50	3.50	3.50
Fighting crime and improving the judicial system	2.59	3.24	3.54
Health care	0.10	0.16	0.18
Elderly care incl. secure retirement homes	0.28	0.23	0.28
Housing supplement for people with sickness or activity compensation	0.36	0.36	0.36
Better education system	0.06	0.09	0.25
Other measures to defend welfare	0.12	0.12	0.12
More business starts and business growth
Improved social security for self-employed	0.56	0.69	0.69
Reduced social security contributions	1.15	1.15	1.15
Insolvency	0.11	0.11	0.11
More entrepreneurship	0.20	0.10	0.10
Protecting the climate
Energy efficiency	0.30	0.30	0.56
International climate investments			0.20
Other measures for protecting the climate	0.05	0.05	0.05
Other	0.70	0.96	0.13
Change in general government net lending due to reforms in the 2010 Budget Bill*	-31.85	-23.57	-22.21

* Additional grants to local government of SEK 6 billion will be paid in 2009 and SEK 4 billion in 2010 but affect net lending in 2010. The estimates assume that local government will save 20 per cent of the supplement. Consequently, aggregate general government net lending will worsen by SEK 8 billion in 2010.

Measures that moderate the fall in employment and accelerate the upturn

Reducing job losses in the public sector is one of the most cost effective measures for moderating the fall in employment in a deep economic slowdown. This Budget Bill therefore proposes increased resources to local government and some infrastructure initiatives, which are also cost effective. Further proposals include initiatives for health care, elderly care, the judicial system, and education.

Mitigating the effects of the crisis on household disposable income will also stimulate demand and employment. A fourth step in the in-work tax credit is being introduced. Pensioners’ taxes are being reduced. Statutory contributions for the self-employed are being reduced. The housing supplement for people with sickness and activity compensation is being raised. The tax cuts proposed will increase household disposable income by SEK 15 billion and will help private consumption recover in 2010. Without these measures, disposable income would increase by 0.4 per cent next year. With the proposed measures, it will instead increase by 1.2 per cent.

Measures to prevent unemployment from becoming persistent at a high level.

Demand-stimulus measures can only be used to increase employment in the short run. The policy must therefore be supplemented with measures that stop unemployment from becoming persistent at a high level so that employment can rapidly increase to a sustainably high level in the next economic upturn. The aim is thus to prevent the decline in employment, expected to continue in 2009 and 2010, from turning into a protracted low level of employment. Therefore, further measures to increase the employability of the unemployed, improve the business climate and make it more worthwhile to work are needed.

An expanded in-work tax credit serves not only to improve household disposable income next year and thus lessen the fall in employment and bring forward the recovery. It also leads to a more rapid and higher increase in employment, not least when the labour market situation improves, since it makes it more worthwhile to work. It increases the labour supply and improves wage formation and mobility in the labour market. Expanding the in-work tax credit will thus also contribute to higher employment after 2010.

The measures the Government has taken and now proposes, together with the proposed fourth step in the in-work tax credit, are expected to contribute to 150 000 more permanently employed. The fourth step in the in-work tax credit is expected to account for almost half of the increase in employment.

To increase employability and thus promote a sharp and rapid upturn in employment when the economy improves, the Government also proposes temporary education and training initiatives (adult vocational training/adult education, vocational colleges and universities and colleges), expansion of active labour market programmes by putting more focus on work experience placements and practical skills development, labour market training and intensified employment services (coaching). A new activation measure in central and local government operations and non-profit organisations with specific operations (Lyft) will also be introduced while measures for unemployed young people are being expanded considerably.

Furthermore, the Government proposes a number of measures to improve the business climate in Sweden. The measures increase security for the self-employed, make starting a new company less risky, and reduce the costs for many entrepreneurs.

Measures to defend core welfare activities

The temporary increase in resources to local government in 2010, and the previously announced permanent increase of SEK 5 billion a year beginning in 2011, help make it possible for the local government sector to retain staff to a greater extent despite the decline in tax revenues. Important welfare services such as schools, healthcare and elderly care can thus be maintained during the economic downturn. It is, however, urgent that with these extra resources, local governments continue and deepen their efforts to improve the efficiency and quality of their activities.

Increased appropriations for the judicial system (including the police, courts and Prison and Probation Service) help make people’s daily life secure. The increase in appropriations also helps finance the deficit incurred by the judicial system in recent years and gives the judicial authorities the means to increase efficiency and improve the results of their activities.

The reduced tax for pensioners and higher housing supplement for people with sickness and activity compensation mitigate the effects of the crisis for these groups and contribute to greater economic security. Together with the in-work tax credit, these reforms have positive income distribution effects.

Imminent risk that budget reinforcements will be needed when the economic situation improves

To ensure long-term fiscal sustainability, a large number of the crisis measures are temporary. This applies, for example, to the increased resources to local government, new activation measures and new places in education and training. It is important to revoke these measures when the economic situation improves, the local governments’ aggregate tax base strengthens and the need for extra places in education and training declines. Major expenditure increases, which historically have been difficult to withdraw, should be avoided. A fourth in-work tax credit, which helps lower Sweden’s tax ratio, which is high from an international perspective, may if required at a later date be financed by increases in less harmful taxes. A permanent increase in the expenditure level would instead contribute to a higher total tax take. General government net lending is to increase to its target level equivalent to 1 per cent of GDP over a business cycle.

The fiscal situation also makes a very tight expenditure policy necessary over the next few years. There is an imminent risk that budget reinforcements may be needed when the cyclical situation improves. It is essential that potential budget reinforcements are designed so that they are economically efficient. At the same time, core welfare activities must be defended. If budget reinforcements become necessary, they should aim at tax adjustments that contribute to a better environment and better health without reducing the incentives to work. Expenditure reductions may also be required.

Fiscal sustainability in the long run is crucial. The Government therefore intends to conduct a tight expenditure policy for the next few years so that the budget deficit remains temporary and manageable. To demonstrate this intention, the Government proposes that the expenditure ceiling for 2012, excluding technical adjustments, be set SEK 10 billion lower than the estimate in the 2009 Spring Fiscal Policy Bill.

1.1 Macroeconomic Developments

Deep global downturn

The world economy is in the deepest economic downturn since the crisis of the 1930s. To mitigate the effects of the financial crisis and the deep economic downturn, governments and central banks worldwide have implemented crisis programmes with extensive monetary and fiscal stimulus measures. The measures have brought about a considerable improvement in financial market conditions and reduced the fall in demand. Various measures used to measure unrest in the interest market indicate that the unrest has declined substantially.(1) They now are close to levels regarded as normal for an economic downturn.

There have also been several signs over the spring and summer that global GDP is in the process of stabilising or has already stabilised. Confidence indicators for manufacturing, such as the purchasing managers’ index and new export orders, have gradually improved recently (see figure 1.3).

Figure 1.3 Confidence in the manufacturing sector

Index

Sources: European Commission and Institute for Supply Management.

Global growth is expected to improve in 2010. Global resource utilisation, however, is expected to begin rising only in 2011 as uncertainty among firms and households abates, labour market outlooks improve and the full impact of an expansive monetary and fiscal policy is felt.

GDP is stabilising

The sharp downturn in the global business cycle has hit the export-dependent Swedish economy hard (see figure 1.4). This year GDP is expected to fall by 5.2 per cent on an annual basis, which is the weakest year since the Second World War.(2)

Figure 1.4 GDP 1920-2012

Annual percentage change

Note: The time series before and after 1950 are not fully comparable. The quality of the series for the earlier years is more uncertain.

Sources: Edvinsson (1920-1949), Statistics Sweden (1950-2008) and Ministry of Finance (2009—2012).

GDP is expected to begin growing again in 2010 with the help of increased global demand and an expansive fiscal and monetary policy. The recovery, however, will be slow. The low capacity utilisation in the rest of the world will hamper Swedish exports, which largely consist of investment goods and intermediate goods.

Sweden has comparatively large automatic stabilisers which dampen the fall in demand. With automatic stabilisers, demand in the economy is automatically supported during a downturn as people who become unemployed are paid unemployment benefits and households and firms pay less tax in the event of reduced incomes. Furthermore, both crisis measures decided earlier and the measures proposed in this Budget Bill will help reduce the effects of the crisis on household disposable incomes and moderate the fall in public employment. In total the measures are expected to lead to a GDP level in 2010 that is 1.7 per cent higher than it would have been if they had not been taken and there will be 52 000 more people employed than

(1) This can be seen, for example, in the TED spread, which shows the difference between the interest banks pay when they borrow from each other on the interbank market and the interest on treasury bills.

(2) The estimates include the effects on GDP of the measures already decided and announced and those proposed in this Budget Bill.

would otherwise have been the case. In addition to fiscal policy, the very expansive monetary policy will help support demand. The Riksbank has lowered the repo rate by 4.5 percentage points since September 2008.

Table 1.3 Key Indicators

Annual percentage change unless otherwise indicated

	2006	2007	2008	2009	2010	2011	2012
GDP	4.2	2.6	-0.2	-5.2	0.6	3.1	3.8
GDP gap	2.5	2.6	0.0	-6.4	-6.5	-5.0	-3.0
Number of employed	2.0	2.5	1.2	-2.6	-3.5	-0.5	0.9
Hours worked	1.3	3.2	1.6	-3.9	-1.5	0.3	0.2
Productivity	3.0	-0.6	-1.7	-1.3	2.1	2.7	3.6
Unemployment(2)	7.1	6.1	6.2	8.8	11.4	11.6	10.9
Hourly pay(3)	3.1	3.3	4.3	3.1	2.0	1.9	2.3
CPI, annual average	1.4	2.2	3.4	-0.4	0.4	0.8	1.8

(1) Age 15-74.

(2) As a percentage of the labour force, age 15-74.

(3) According to short-term wage statistics.

Sources: Statistics Sweden, National Mediation Office and Ministry of Finance.

The labour market continues to weaken

The weak cyclical developments are now becoming increasingly visible in the labour market. The number of people employed has already declined by 100 000 people since mid-2008. Most labour market indicators point to a continued sharp fall in employment. According to the Government’s forecasts, employment will fall sharply in 2009 and 2010 and will not stabilise before the turn of the year 2010/2011. Unemployment is rising to levels Sweden has not experienced since the crisis of the 1990s. In 2011 unemployment is expected to come to 11.6 per cent of the labour force (see figure 1.5). The high unemployment risks leading to permanently lower employment as a result of exclusion from the labour market. The aim of the Government’s labour market and other initiatives is to counteract such a development to the extent possible.

As a result of the very low resource utilisation, both wages and prices are expected to rise slowly in the next few years.

Productivity growth and the risk of jobless growth

As far as labour market developments are concerned, there is a downside risk in the form of a varying correlation between GDP and employment over time as a consequence of varying rates of productivity increase. There have been periods when GDP has increased but it has taken a long time before employment followed suit (jobless growth). If productivity growth in the next economic upturn is unexpectedly strong, the labour market may in the short run grow more weakly than in the base scenario.

Figure 1.5 Unemployment aged 15-74

Per cent of the labour force

Note: Data for age 15-74. For the period 1988-2005, OECD’s intrapolated series are used as Statistics Sweden has not yet published chained data.

Sources: OECD, Statistics Sweden, National Institute of Economic Research and Ministry of Finance.

Uncertainty about economic developments is great but the risks are balanced

The global financial crisis is expected to lead to a slow economic recovery. There have been indications recently, however, that the recovery globally and in Sweden may be faster and stronger than assumed in the main scenario. Forward-looking indicators, such as new export orders and the purchasing managers’ index, have shown unexpected strength. Furthermore, the situation in financial markets has improved rapidly and the risk of a global depression has diminished significantly, which has a positive impact on asset markets. These factors contribute to the possibilities of a better development than in the forecast’s main scenario.

But there is still a continued risk of a worse than expected development. For Sweden, development in the Baltic States poses a particular downside risk. Factors such as strong credit growth from abroad, rapidly rising property prices and negative real interest rates lead to very large imbalances. With the global financial crisis and the economic downturn in 2008, the Baltic States were hit very hard, inter alia, in conjunction with a sharp reduction in the credit supply. If the crisis in the Baltic States deepens further, there is a large risk that Swedish banks will suffer larger losses than projected in the main scenario. This could lead to reduced access to credit for Swedish households and firms.

1.2                               A policy for meeting the downturn

1.2.1                     The basis for crisis management

In a time when many people demand costly measures to stimulate the economy, it is important to safeguard a policy for full employment with sustainable public finances. The public sector must meet its primary responsibilities in a manner that maintains the confidence of the people. The policy has to be right from a structural perspective, lead to high and sustainable employment and defend the core welfare activities also in the deep downturn. At the same time, the long-term sustainability of public finances must not be jeopardised. The basic premises for the Government’s measures, those that have already been implemented and those that are proposed in this Budget Bill, are described below.

Safeguarding sound public finances

A premise for the Government’s policy is that the deficits in the public finances resulting from the crisis must be temporary and manageable, enabling Sweden to maintain sustainable public finances in the long run. Sound public finances are a basic requirement for an economic policy that is sustainable in the long term. This is a cornerstone of the Government’s policy and will be maintained both in good times and in bad. Public commitments must be able to be financed taking into account demographic developments, labour market trends, globalisation, climate change, etc.

For a small open economy like Sweden’s, questioning the sustainability of public finances entails serious risks and substantial costs. A fiscal policy that is not sustainable in the long term leads to the build-up of public debt and in the long term, risks shifting the focus in fiscal policy from measures that contribute to higher growth, welfare and employment to debt consolidation. An unfavourable economic development due to irresponsible fiscal policy will primarily affect the vulnerable groups in society. These are the groups that need well functioning social protection systems and welfare services the most.

The deep downturn in the world economy has hit the Swedish expert-dependent economy hard and has contributed to a rapid and dramatic deterioration of public finances. Owing to a responsible fiscal policy before the crisis, Sweden, unlike many other countries in the EU and the OECD, entered the crisis with its public finances in good order.

Figure 1.6 General government gross debt 2008 and 2010

Percentage of GDP

Note: See appendix 4.1 for an explanation of country abbreviations.

Source: OECD.

The responsible fiscal policy has limited the deficits also during the crisis and reduced the risk of an uncontrolled increase in the central government debt. Sweden is among the countries with the smallest public debt (see figure 1.6) and is also given a high ranking by the EU Commission when it comes to the long-term sustainability of public finances (see table 1.4).

Table 1.4 EU Commission’s Sustainability Indicator

Percentage of GDP

Country	S2
Denmark	-3.9
Sweden	-1.9
Poland	-0.2
Finland	0.1
Italy	1.9
Netherlands	2.6
Germany	2.7
Austria	2.9
France	3.4
Portugal	3.6
Greece	3.8
Slovakia	4.2
Belgium	4.8
Hungary	5.7
Czech Republic	6.1
Luxembourg	7.3
UK	7.6
Spain	9.2
Ireland	11.8
EU27	5.1

Note: The indicator shows the permanent improvement required in a country’s net lending for long-term fiscal sustainability. A negative value indicates that public finances are sustainable and that there is scope for a weakening. The purpose of the indicator is to make comparisons between countries possible.

Source: The EU Commission 2009.

One important reason why Sweden could go into the crisis with the public finances in good order is that, unlike many other countries, there has been a credible fiscal framework in place in the form of a surplus target for general government net lending, an expenditure ceiling for the central government and a balanced budget requirement for local governments. It is vital for the policy to be based in this framework even when the cyclical situation worsens dramatically. This helps maintain confidence in the policy. Stable planning conditions for firms and households are crucial to enable consumption, production and ultimately welfare to develop favourably.

Recreating confidence in the financial markets

In designing the measures to address the problems in the financial markets, the Government has learned from the Swedish banking crisis in the 1990s. Despite the differences between the crisis now and the 1990s crisis, the central government has faced similar problems. The social problem is that firms and households have not sufficient access to credit. That being so, the State can take measures aimed at the financial system or directly at firms. The Government’s measures directed at the financial system aim at maintaining stability and sustaining credit provision and restoring confidence in the financial markets.

Safeguarding taxpayers money

Measures in the financial market area have also been designed with the aim of safeguarding taxpayers’ interests by ensuring that the State’s long-term costs are kept down and that State resources deployed during the acute crisis can be recovered as much as possible. It is also important to emphasise that State intervention was justified by the risk of a collapse in the financial system and an even worse economic downturn. The purpose of the measures is not to protect those who invested their money on high risk ventures.

To avoid having the State measures construed as guarantees against losses for these investors, which could induce increased risk-taking in the future, it is important for the measures to be designed so that it is primarily the owners and others who have provided the risk capital in the financial institution who will bear any future losses. Strict rules covering bonuses and other forms of executive compensation are to apply to those actors who wish to participate in the Government’s measures. For the management and owners be able to enrich themselves thanks to and protected by support measures from the public is unjust.

International coordination of measures is important

Another key premise of the Government’s programmes is that domestic measures aimed at the financial sector are also coordinated internationally. This is to keep one country’s solution from becoming another country’s problem.

A review of EU financial market supervision is a high priority of the Swedish Presidency of the EU Council of Ministers. The financial crisis has demonstrated inadequacies in the supervision and regulation of the financial sector. Financial institutions cross-border operations are increasing. Supervision and surveillance, however, are mostly national. In the current situation, it is difficult to obtain an adequate overview of the global risks to financial stability or an overall supervision of cross-border banks. The EU’s ability to deal with crises in cross-border financial institutions therefore needs to be strengthened.

It is also the Government’s ambition to press ahead with measures both within the EU and internationally to improve financial sector regulation. It is important to secure coordinated and harmonised rules and standards at the international level. Banks’ capital requirements may need to be tightened. To guarantee financial stability, financial institutions and products that thus far have not been regulated need to be regulated and come under supervision. Stricter rules on bonuses and compensation systems in financial institutions are also necessary.

Framework to deal with threats to financial stability

The financial system plays a key role in the economy. It consists of banks and other actors who make it possible to carry out payments, manage financial risks and accept savings that can be lent out to households and firms for investment. If the financial system does not function — regardless of whether this is due to genuine or only suspected problems — the economy will not function. Supervising the stability in the system is therefore a key task both nationally and internationally. In the event that stability is threatened, a well-functioning framework that effectively handles the threat and restores stability is also required.

Government measures to establish a functioning system

To manage the financial crisis, get the financial system functioning again and support the granting of credit, the Government took a number of measures in autumn 2008 and spring 2009. It was important to coordinate measures within the EU so that one country’s solution did not lead to problems for another country. But it was also important to act quickly. Early in the crisis, the Government saw the need to create a predictable and robust process for dealing with various crisis situations. On 1 October 2008, the Government presented a stability plan comprised of immediate measures and a proposal for an act on State aid to credit institutions. Based on this act, the Government has established various instruments such as the capital injection programme, the guarantee programme and the option of squeeze-out rights to deal with possible problems. The Swedish National Debt Office has been given chief responsibility for implementing the various support measures.

Capital injections to ensure the availability of credit

When the international capital markets no longer function satisfactorily, it is difficult for households and firms to obtain loans. At the same time, many banks reduce their lending in an economic downturn. Banks must keep a buffer in the form of capital so that they can handle the consequences of the risks they take. In times of financial unrest and concern about future credit losses, the pressure on banks to hold more capital increases. If a bank’s capital declines as a result of credit losses or if the market imposes higher capital adequacy requirements on the bank, it will not be able to lend as much money. There is thus a risk of serious consequences for economic development. Sustaining credit provision is one of the Government’s most important goals in the measures it has taken in connection with the financial crisis.

During spring 2009, the Government designed a voluntary capital injection programme that would make it possible to give capital injections to solvent banks. Thus a situation of rising credit losses and reduced lending on account of a decline in banks’ capital can be avoided. The actual capital injection programme has a maximum of SEK 50 billion and has been extended to 17 February 2010. Under this programme, the National Debt Office in the spring purchased shares in Nordea AB for SEK 5.6 billion corresponding to the State’s existing percentage stake in connection with a new emission to strengthen the bank’s ability to withstand losses and sustain credit provision.

Guarantees for banks’ financing

Banks and other financial institutions finance their activities with deposits and borrowing in the financial markets. Banks’ ability to finance their activities through borrowing or deposits can worsen rapidly in times of financial unrest. Thus the banks’ ability to lend money to households and firms is also reduced.

To strengthen confidence in the financial system and reduce the risk that banks would lose part of their financing, the maximum amount covered by the deposit insurance scheme was increased in autumn 2008. The deposit insurance scheme was further expanded to include all types of accounts, with the exception of individual pension schemes (IPS). It was a measure that both protected consumers and increased stability.

To make sure that lending would function, the Government also introduced a voluntary bank guarantee programme aimed at solvent institutions. The programme would reduce banks’ problems financing their operations in the market in a situation in which there was a loss of confidence among the financial actors. Under the programme, banks can lend in the market with a State guarantee. Banks pay the central government a fee for this guarantee that will cover the programme costs and the risks to the central government. The fee is to reflect the risk in the bank. If the guarantee is not redeemed, the public finances are not charged at all; instead, the fees provide revenue for the central government. Those banks participating in the Government’s support measures must also sign an agreement on tighter rules for bonuses and other compensation. It is not fair for leading representatives of the banks to receive bonuses paid on account of State support measures and their positive effects on the result.

The guarantee programme has a ceiling of SEK 1 500 billion. In mid-2009 the programme covered about SEK 344 billion spread over eight financial institutions. On 2 April 2009 the Government extended the Guarantee Programme for another six months until 31 October 2009.

Acute support to insolvent institutions

In the event of turmoil in the financial markets, the risk also increases that problems in one institution will lead to problems in other institutions in the financial system. To prevent growing systemic risks and serious threats, there need to be instruments in place to deal with financial institutions experiencing major financial problems.

Legislation introduced in autumn 2008 gives the Government the right to intervene if a financial institution finds itself in an acute crisis and cannot, for example, meet the statutory capital requirements and hence threatens financial stability.(3) The central government through an act on state aid to credit institutions has a broad mandate to take the measures required under the circumstances. If the central government needs to intervene to take over part or all of a problem bank, it will first provide a capital injection through preferred shares with strong voting rights that guarantee it strong influence and a substantial return if the bank recovers.

The Swedish National Debt Office decided in November 2008 to take over the shares and thus the ownership of Carnegie and Max Matthiessen Holding AB. The aim was to safeguard the financial system and ensure the value of the central government’s collateral for a loan of SEK 2.4 billion. In May the Swedish National Debt Office concluded the sale of Carnegie and Max Matthiessen for about SEK 2.3 billion. The central government will also receive a share of future repayments of certain loans made by Carnegie. The Debt Office estimates that the revenue from the sales will cover the support loan and the costs of the affair.

In a crisis situation, the act on state aid to credit institutions makes it possible for the central government through shares’ squeeze-out rights to take over ownership of a credit institution that does not accept the terms of support measures or whose capital base is less than a quarter of the statutory capital base requirements. This is important in order to avoid having an institution set unreasonable terms for accepting support from the central government. However, it has not yet been necessary to exercise this option.

A new stabilisation fund

The Government has established a special stabilisation fund for financing these measures. In 2008 the fund was allocated SEK 15 billion.

Financial stability is a collective resource that benefits all banks and other credit institutions. It is therefore reasonable for banks and other financial institutions to help finance the stabilisation funds as an act of solidarity. A fee will be introduced that all banks and credit institutions are to pay and that will be added to the stabilisation fund. The stabilisation fee is now being designed in the Government Offices. The new provisions are expected to come into force in 2009.

Other authorities’ support measures

The Swedish National Debt Office has also helped improve liquidity in the market through extra emissions of treasury bills and lending with mortgage bonds as collateral. In parallel with the Government’s measures, the Riksbank has offered loans with longer maturities and lower than normal collateral requirements, which have helped improve the situation in the financial markets. The Riksbank has also strengthened its

(3) Credit institutions must hold capital amounting to at least 8 per cent of the risk-weighted assets.

foreign exchange reserves by SEK 100 billion by borrowing via the Debt Office.

The premises for the design of the framework

Safeguarding financial stability without taking over the losses

It is the Government’s view that state intervention in the financial markets should be motivated by the risks in the financial system and the problems that they might entail for the whole economy. At the same time, it is important that the credit institutions, particularly their owners and others who have provided the risk capital, are the first to bear any losses. The terms set by the Government for the various support measures reduces the risk that the banks will take excessive risks in good times and avoid paying the consequences of their actions in bad times. The aim of the measures is not to rescue any individual bank or its owner but to safeguard banks’ important functions in the financial system and in society.

Taxpayers’ interests will be protected

The Government’s measures have been designed to protect taxpayers’ interests. The central government’s long-term costs are to be kept low and the measures it takes during the crisis are to be recovered as far as possible.

If the banks’ capital needs to be strengthened, the capital injection is to be designed in a way that guarantees the central government’s influence and safeguards the return to taxpayers. Some countries have chosen to supplement capital injections by removing bad assets from banks’ balance sheets. Uncertainty about a bank’s financial position decreases when no bad assets remain. At the same time, it is difficult to establish a fair price for these assets and thus protect taxpayers’ interests. In many cases it is therefore best to implement them only after the central government has taken over the original bank.

Transparency and general programmes

One important lesson of the crisis in the early 1990s is the importance of transparency. Attempting to hide the extent of the problems only leads to making them worse and failing to rectify the basic problem, which causes the markets not to function due to a lack of confidence between actors. This has been demonstrated not least by the handling of the Japanese bank crisis in the 1990s, which resulted in a protracted recession. The Government’s strategy is instead based on a clear and transparent account of the problems and the measures so that all are aware of the facts. The Government has decided to have a general programme instead of finding individual solutions for individual banks. No bank is to be given an unfair advantage at public cost. This is thus another way to safeguard taxpayers’ interests.

Stabilising the economy

Direct job creation measures and tax reductions are the highest priority

Experience shows that it is not possible to completely counter a sharp economic downturn with active fiscal policy measures without putting the public finances at risk. The crisis measures are thus focused on stimulating demand and moderating the fall in employment with cost-effective job creation measures. The measures can thus help both to lessen the impact of the crisis and speed up a recovery.

To prevent stabilisation policy measures from undermining public finances, the Government must ensure that temporary measures do not become permanent. The Government’s premise is therefore that large expenditure increases, which are intended to be temporary, but which have historically proven difficult to revoke, should be avoided. A permanent increase in the expenditure level would in the long run contribute to higher taxes, which would adversely affect the functioning of the economy.

Structurally sound tax cuts that contribute to a better functioning economy with sustainable higher employment and GDP and stimulate demand in the short run result instead in a reduction in Sweden’s tax ratio, which is high by international standards. If it later proves necessary, such tax cuts can be financed by increasing other less distortionary taxes, without the tax ratio rising above its previous level. In total, the changes would thus help make the composition of the tax take more economically efficient.

Crisis measures are needed to prevent unemployment from becoming persistent

In a deep economic downturn with employment falling sharply and unemployment rising, measures need to be taken to prevent unemployment from becoming persistent at a high level.

There are several reasons why unemployment tends to become persistent. One explanation is that people who lose their jobs subsequently lose their competitiveness in the labour market. Effects like these can be countered by measures strengthening the unemployeds’ incentives to look for work and maintaining and improving their skills and knowledge.

To prevent high unemployment from becoming persistent, it is also important for the interests of the unemployed to be taken into account in wage formation. It is therefore very important that the wage-setting parties are aware that those without a job are near the labour market. This in turn requires that the unemployed remain willing and able to work, for example, through measures that make it more worthwhile to work and develop their skills.

Why does unemployment tend to become persistent?

Experience in Sweden and other European countries shows that a sharp increase in unemployment risks becoming persistent at a high level. From 1970 to 1995 unemployment in the EU 15 tended to end up at a higher level with each economic downturn. Furthermore, in good times, unemployment tended not to fall back to the levels experienced under previous economic highs. Unemployment in Sweden after the 1990s crisis has not fallen back to previous levels. Unemployment in the United States, however, does not follow this pattern. Instead unemployment there has tended to decline over time. Developments in the United States show that it is possible to prevent a cyclical increase in unemployment from changing into a structural problem in the labour market, i.e. persistence.

Figure 1.7 Unemployment in Sweden, the United States and the EU 15

Per cent of the labour force

Source: OECD.

The differences in the way in which the labour market functions in Europe and the United States have attracted considerable interest from researchers. A number of explanations for why rising unemployment may become persistent are presented below. These are important for the design of economic policy during the financial crisis and in its wake. A well-designed fiscal policy should contain temporary measures that counteract an increase in unemployment, but there should also be measures to try to prevent unemployment from becoming persistent at a high level and people from being permanently excluded from the labour market.

How does persistence come about?

At given wages, the problem of persistence may due to the effects unemployment has on the unemployed or employers’ attitudes towards employing unemployed people. Furthermore, wage formation does not necessarily function sufficiently well for employment to increase to the maximum extent possible when the economic situation improves or to counter regional or occupational imbalances.

One possible explanation for the protracted effects of high unemployment is thus that people who are unemployed for various reasons do not compete effectively for available jobs due to the fact that they are unemployed. Exactly how unemployment affects the unemployed depends on many factors, for example, how labour market policy (in a broad sense) and the benefit systems are designed as these factors will affect how long the unemployment spells will be.

The impact of being unemployed on the individual increases the longer the individual is unemployed. Skills may become increasingly obsolete, the ability to perform specific tasks may worsen and the propensity to look for work may be negatively affected by an extended period of unsuccessful job searching. In addition, employers may be reluctant to hire people with long spells of unemployment (stigmatisation).

These persistence mechanisms may also be reinforced by changes in the formation of social norms surrounding unemployment. If unemployment is high, the social pressure to find a job may be lower than otherwise and the social cost of unemployment to the individual will be less. As a result, job search activity by the unemployed decreases. The end result is longer unemployment spells and higher unemployment levels than would otherwise have been the case if the norms for unemployment were different.

A policy for reduced persistent unemployment

One important conclusion is that economic policy should aim at counteracting long unemployment spells. In the 1990s, the design of labour market policy, particularly the possibility of qualifying for new periods of unemployment insurance benefits by participating in labour market programmes, contributed to long spells of unemployment and most likely permanently higher unemployment. Today the labour market policy is much better tailored to support the work-first principle. Labour market programmes cannot be used to obtain new periods of unemployment insurance benefits and labour market policy focuses more on contributing to effective job searching. Unemployment insurance has been redesigned to provide more incentives to look for work. The in-work tax credit has a similar effect.

Wage formation and the persistence problem

A number of the mechanisms that give rise to persistent high employment may be partly considered a wage formation problem. Obsolete or deteriorating job skills are primarily a problem if wage formation is not associated with good employment growth.

Wage formation plays a leading role when the business cycle turns upwards. In an economic upturn, demand for goods and services increases and firms want to increase production to meet the greater demand. This also means that the demand for labour increases. Increased demand for labour results in both increased employment and higher wages. For wage developments compatible with a good growth in employment, it is crucial to take the unemployed looking for work into account in wage formation. If the employed only see to their own interests or if competition from the unemployed who are looking for work is weak, a large part of the increase in the demand for labour will lead to higher wages, not to increased employment. It is therefore important that labour market policy ensure that the unemployed compete effectively for jobs. There are two factors at work here: helping the unemployed to maintain or acquire skills that make them employable and helping them and inducing them to conduct effective job searches. A policy that achieves this therefore increases not only the individual’s chances of finding a job, but also total employment.

Effects via capital formation

The persistence effects, in the wake of the economic downturn, may also occur via capital formation. Reduced capacity utilisation may result in the depreciation of some of the real capital stock and the real capital stock will also be lower in the long run. The reduced demand may also lead to lower profits. As long as profits are lower than capital costs, firms will continue to draw down their capital stock. This causes a further decline in employment, and so it continues. The effect of the original shock will thus be reinforced by the capital stock adjustment and to the extent that changes in the capital stock take time, this mechanism may give rise to protracted adjustments.

Job protection

The duration of unemployment is affected not only by unemployment insurance and labour market policy, but also by the other regulatory frameworks governing the labour market, i.e. the national employment legislation. Stricter job protection leads to lower turnover in the labour market. Fewer people lose their job, but unemployment spells are longer. This is to some extent intentional; those most protected by labour rules are people with a long employment history. People with a long employment history are on average older than people with a short employment history. There is strong evidence that unemployment spells are on average substantially longer for older people than for younger people. Two undesirable side effects, however, are longer unemployment spells for those who actually lose their jobs and higher unemployment for new labour market entrants.

Job protection can also affect wage formation. Tight employment protection regulation reduces the risk of the employed losing their jobs and may therefore contribute to higher wages and lower employment. This effect occurs to the extent that the negotiating parties represent the interests of the employed more than the interests of the unemployed. A well designed employment protection system, like other social protection systems, implies a compromise between the protection desired and the negative side effects it would cause.(4)

(4) An OECD report (OECD, DELSA/ELSA/WP5(2009)3, Employment Protection: Legislation and Beyond) shows a largely new picture of labour law in Sweden. Sweden is among the countries that have brought in the greatest changes (together with Portugal), and along with the Anglo-Saxon countries and Denmark, has the most liberal labour law (ranking 9th out of the 31 countries compared). Moreover, Sweden has done the most to make it easier for small business (Sweden has the 4th most flexible labour law for SMEs in the OECD).

Improving the business climate

Sweden needs an innovative and dynamic business sector. New and growing companies are also important for employment. This is particularly true in the current economic situation. Measures that improve the business climate may contribute to an earlier and stronger upturn in employment. New companies put pressure on the existing ones, forcing them to innovate, increase their productivity and introduce more efficient production methods. Barriers to starting and developing businesses should be as low as possible. The Government therefore proposes in this Budget Bill a number of measures to improve the business climate in Sweden.

A deep fall in demand has a negative effect on capital formation. When resource utilisation has been low for a long time and investment held back, it takes considerable time to rebuild the capital stock. This may also contribute to unemployment becoming persistent. Such effects may be countered by reducing firms’ capital costs or by a well-designed corporate tax.

Defending core welfare activities

The Swedish people must have confidence in the public sector’s ability to fulfil its main task also during the economic downturn. The core public welfare services in the form of childcare and elderly care, schools, health care, public safety and law and order must also be maintained during the economic downturn. Defending the welfare services helps support demand and employment.

The Government’s long-term strategy remains unchanged and is part of its crisis management

The Government’s goal of reducing exclusion and thereby sustainably increasing employment remains unchanged. Thus the policy’s focus also remains fixed on growth and employment. This policy has involved a combination of measures that stimulate labour supply and demand. At the same time, measures that improve the functioning of the labour market and the business climate have been taken. These long-term measures are also crucial for creating good conditions for high employment growth in the next economic upturn and are thus part of the Government’s crisis strategy.

The measures implemented and those proposed in this Budget Bill are based on the Government’s employment framework (see section 5). The policy focuses in particular on measures that increase the labour supply and mobility in the labour market since experience indicates that it is the labour supply that in the long run determines employment. The most important reform in this respect is the in-work tax credit which strengthens the incentives to work by making it more worthwhile.

Other important measures for increasing the labour supply are the changes in the unemployment and sickness insurance. The Government has also revised labour policy, which involves giving the Swedish Public Employment Service a clearer remit as an intermediary. Labour market policy resources are aimed to a greater extent at those with the greatest need. A number of reforms have been carried out to strengthen the role of unemployment insurance as an adjustment insurance and increase people’s incentives to overcome unemployment. These measures to stimulate supply have been combined with measures that stimulate the demand for those most detached from the labour market (for example, new start jobs), and measures that strengthen groups with a relatively weak foothold in the labour market (for example, the reduction in the employer’s social contribution for older workers and youth). Reforms to unemployment insurance and the in-work tax credit have also aimed to improve wage formation.

The Government has also developed a special strategy for dealing with the high youth unemployment that has existed for a long time. It is based on the fact that young people’s unemployment spells are often short and recurrent. The negative labour market related effects do, however, become persistent for those who have not succeeded in establishing themselves in the labour market. The situation is considered particularly serious for young people lacking a compulsory or upper secondary school certificate.

Experience has shown that it is difficult to design effective labour market programmes for young people. All too often the programmes lead to lock-in effects and less job search activity. The Government has therefore introduced the job guarantee for young people, which is modelled on the relatively successful Danish youth initiative. The aim of the job guarantee is for young people to find jobs or enrol in the regular education system. This is achieved by intensified employment services, tighter benefit rules with clear requirements, traineeships and stronger incentives to study. The education system is being reformed. Among the reforms, changes are being made to vocational education and training in the upper secondary school, which are expected to reduce the number of dropouts. In addition to these measures, the Government has reduced the employer’s contribution in order to increase labour demand for young people and made it simpler for employers to hire using fixed-term contracts.

Youth unemployment (aged 15-24) is high in Sweden compared with many other OECD countries. The relatively high unemployment among young people may be due to differences in the way in which the labour market functions, demography and the size and design of the education system.(5) Almost half of the unemployed young people are full-time students who are looking for work, for example, weekend and holiday jobs. The percentage of employed young people in Sweden is about equal to the OECD average.

1.2.2       Crisis management thus far

The financial crisis and the subsequent deep downturn have led Sweden and other countries to take a number of measures. The crisis has been ameliorated by measures that stabilised the financial markets and measures to counter the fall in resource utilisation and employment, at the same time that they help increase the labour supply and employability when the economic situation improves.

Financial market stabilisation

To address the acute problems caused by the financial crisis, the Government’s priority over autumn 2008 was to take measures swiftly to get the financial markets functioning better by ensuring financial stability. The financial system has a pivotal role in the economy and a reduced confidence in the system has repercussions throughout the economy. Without a functioning financial market, the rest of the stabilisation policy also becomes less effective.

The Government has proposed and the Riksdag has decided to take the following measures to meet the financial crisis:

•                  The deposit insurance guarantee has been raised from SEK 250 000 to SEK 500 000.

•                  A new act on State aid to credit institutions has been introduced. It makes it possible for the Government to decide forceful measures for stabilising the financial market.

Based on this act, the Government has decided:

•                  A voluntary bank guarantee programme that guarantees borrowing by systemically important banks and financial institutions.

•                  A voluntary capital injection programme for banks and other institutions to reduce the risk of a credit crunch.

•                  The act on State aid to credit institutions gives the Government the option of exercising squeeze-out rights over financial institutions in acute crisis.

•                  To finance the measures, a special stabilisation fund has been established and allocated funding of SEK 15 billion.

Legislative measures in the financial area were preceded by the Debt Office measures to increase liquidity in the market for government securities. These measures helped limit the impact of the financial crisis on the Swedish economy. During the financial turmoil in autumn 2008, there was a dramatic flight to investments deemed to be more secure. Many banks and investors wanted to buy government securities while few wanted to sell. In September 2008, the demand for treasury bills was so great that the banks in their role as principal dealers in the market had difficulty handling the situation.

(5) Certain differences with respect to the design and conduct of labour force surveys may also make comparing youth unemployment in different countries difficult; see, for example, the report The Labour Market Situation for the Population Aged 15-74 [Arbetsmarknadssituationen för hela befolkningen 15—74 år] Labour Force Survey, second quarter 2009. Theme — comparing unemployment among young people in Europe AM 11 SM 0903, Statistics Sweden.

The Debt Office then issued a large quantity of treasury bills. The emissions continued until January 2009 and at its peak, the total outstanding amount came to SEK 120 billion. Since March 2009, however, no government securities from these extra emissions have been in circulation. The measures were decided after consultation with the Riksbank.

The Debt Office recycled the money from the extra auctions to the banks by means of reverse repos in covered mortgage bonds. In practice, this means that the banks could buy government securities with mortgage bonds as collateral. These measures enabled the interest market to begin functioning again and banks found it easier to finance themselves in a situation where a lack of confidence had made it difficult for many banks to borrow money. In addition to improving banks’ liquidity, the Debt Office’s measures supported the market for mortgage bonds.

In addition to lowering the key interest rate, the Riksbank has taken a number of other measures to ensure liquidity. It has offered loans with longer maturities (6 months) and with lower than normal requirements for collateral. Requirements including the collateral’s credit rating were reduced and commercial paper began to be accepted in some cases. The banks thus obtained increased access to stable financing. The Riksbank also began to offer loans in US dollars to facilitate banks’ financing in foreign currencies. Furthermore, the Riksbank has increased its preparedness and capacity to ensure banks’ foreign currency financing both by strengthening its foreign currency reserves by SEK 100 billion through borrowing via the National Debt Office and by entering into swap agreements with the Federal Reserve, which gives the Riksbank more access to US dollars.

Stabilisation policy measures

Monetary policy

The Riksbank has a key role in stabilisation policy and has in a short time shifted monetary policy in a very expansive direction. Since the 2009 Budget Bill was presented in September 2008, the Riksbank has lowered the repo rate by over four percentage points, from 4.75 to 0.25 per cent. It is the Riksbank’s view, according to its September 2009 Monetary Policy Report, that the repo rate can be expected to remain at 0.25 per cent until autumn 2010.

Fiscal policy

In Sweden the Riksbank has the main responsibility for stabilisation policy in a normal business cycle. Fiscal policy indirectly helps stabilise demand via the automatic stabilisers. In the current deep economic downturn with very large demand shocks and with the Riksbank’s key interest rate near zero, fiscal policy needs, however, to actively support stabilisation policy In addition to the measures directed at the financial markets, the Government has taken a number of other strong measures aimed both at countering the decline in resource utilisation and in employment and at helping increase the labour supply and its employability when the economic situation improves.

Measures in the 2009 Budget Bill

Already in the 2009 Budget Bill, the Government presented a number of proactive measures totalling SEK 32 billion for 2009. The measures included reduced taxes focused on low and medium income earners and for pensioners, reduced social contributions, major initiatives in the areas of infrastructure, health care and research and education. With the measures in the 2009 Budget Bill, Sweden was among the EU countries with the strongest stimulus measures to fight the crisis.

Measures in winter 2009

With the deterioration in the economic situation during late autumn 2008, the Government, presented in the Government Bill Measures for Jobs and Adaptation (Govt. Bill. 2008/09:97, Committee Report 2008/09:FiU18, Parliamentary Communication 2008/09:183) further measures totalling SEK 8.4 billion for 2009. The measures included additional infrastructure initiatives and an RMI deduction (repair, maintenance and improvement) and more resources for both the short-term and long-term unemployed.

Measures in connection with the 2009 Spring Fiscal Policy Bill

To further reduce the impact of the financial crisis, the Government in the 2009 supplementary budget proposed increased resources for the local government sector in the form of a temporary countercyclical support of SEK 7 billion for 2010, which will be paid in December 2009. In addition, a permanent increase in the general local government grant to municipalities and county councils by SEK 5 billion, beginning in 2011 was announced. Support for the short-term unemployed was expanded with increased resources to support the unemployed in their job searching, more work experience placements and more places in education. The number of places in the job and development guarantee and in the job guarantee for young people was also expanded.

Large stimulus measures in Sweden in an international comparison

Together with the measures reported in this Budget Bill, the Government will have allocated a total of about SEK 48 billion for 2009, or 1.6 per cent of GDP, and a further SEK 35 billion for 2010, or 1.1 per cent of GDP, since summer 2008 to combat the crisis. This clearly exceeds the EU Commission’s recommendation of 1.2 per cent of GDP. This means that the measures taken by the Government since summer 2008 to counteract the economic crisis total SEK 83 billion, or 2.7 per cent of GDP.

A report by the OECD in June 2009 of various countries’ stimulus packages and the size of the automatic stabilisers shows that in this economic downturn, Sweden has provided the largest fiscal stimulus of all the OECD countries reported. Figure 1.8 shows that the effect of active fiscal policy measures alone (i.e. measures that require decisions) are of approximately the same size in Sweden as in many other OECD countries, but the measures in this Budget Bill have not been included in this calculation.(6) When different countries’ fiscal policies are compared, it is, however, important to consider not just the effect of active fiscal policy measures. A large part of the countercyclical fiscal policy, which requires active decisions in other countries, takes place automatically in Sweden. With the automatic stabilisers taken into account, Sweden was the country with the largest fiscal stimulus at the time of calculation.

Figure 1.8 Size of the fiscal stimulus packages and automatic stabilisers 2009 and 2010

Percentage of GDP

Note: See appendix 4.1 for an explanation of country abbreviations. OECD estimate of the accumulated effect on public sector debt (net wealth) of discretionary fiscal policy measures and automatic stabilisers at the end of 2010. The automatic stabilisers are estimated as the GDP gap during the three years multiplied by the elasticity which describes how sensitive general government net lending is to fluctuations in the business cycle.

Source: OECD Employment Outlook June 2009.

1.3          Government initiatives in this Budget Bill

The very low resource utilisation and declining employment over the course of 2010 justify further crisis measures. The decline in uncertainty in the public finances since the spring has improved the possibilities of taking further crisis measures. Moreover, public finances have developed somewhat better than the 2009 Spring Fiscal Policy Bill forecasted. Furthermore, Sweden is well placed in an international perspective with respect to long-term fiscal sustainability. Against this background, the Government in this Budget Bill proposes a number of crisis measures. The aim of the measures is to:

•                  Stem the fall in employment.

•                  Prevent unemployment from becoming persistent.

•                  Defend core welfare activities.

Furthermore, the Government also proposes measures for:

•                  Encouraging more business starts and business growth.

•                  Protecting the climate.

(6) Discretionary fiscal policy in Sweden estimated using the OECD method, i.e. the accumulated effect of public sector debt (net wealth) compared with a scenario without reforms including measures in this Budget Bill, comes to a total of SEK 131 billion for 2009 and 2010, or 4.2 per cent of GDP.

1.3.1       Measures to moderate the fall in employment

Measures that moderate the fall in public employment are the most cost-effective crisis measures for moderating the fall in employment. This Government Bill therefore includes proposals for increased resources for local government, increased resources for the judicial system, and initiatives for health and medical care, elderly care and education. There are also proposals for some infrastructure initiatives.

In addition measures increasing household disposable income will stimulate demand and employment. A fourth step in the in-work tax credit is being introduced, social contributions by the self-employed are being reduced, pensioners’ taxes are being reduced and the housing supplement for people with sickness and activity compensation is being raised.

Increases in central government grants to local government

It is extremely urgent to moderate the fall in employment in municipalities and county councils. Layoffs risk further deepening the economic downturn and increasing the risk that unemployment will end up at a high level for a long time. The extra resources also help sustain important welfare services during the downturn. Core welfare activities are thus defended.

Local government revenue is cyclically sensitive

The local government sector makes up a substantial part of the Swedish economy. In 2008 local government expenditure amounted to 23 per cent of GDP. Local government expenditure represents almost 85 per cent of public consumption, which in turn consists mostly of expenditure on staff. Local government accounts for about 25 per cent of employment in Sweden. Moderating the fall in local government employment is thus very important for employment in general.

The economic situation in municipalities and county councils is strained. About 70 per cent of local government activities are financed by local government taxes and revenues are highly cyclically dependent. There is a clear cyclical pattern in the tax base growth (see figure 1.9). To meet the balanced budget requirement in the Local Government Act, municipalities and county councils may in future be forced to increase taxes or reduce expenditure, for example, by laying off staff.

Figure 1.9 Tax base growth 1992—2012

Annual percentage change

Note: Adjusted for regulatory amendments affecting the tax base.

Sources: Statistics Sweden and Ministry of Finance.

Temporary increase central government grants to local government

To moderate the fall in local government employment and mitigate the effects of the economic crisis, the Government in this Budget Bill proposes a temporary increase in grants of SEK 10 billion for 2010. SEK 6 billion of the increased local government grant for 2010 will be paid in 2009 in the form of a temporary grant in order to counteract the economic downturn in a manner similar to that proposed in the 2009 Spring Supplementary Budget Bill (Govt. Bill. 2008/09:99). Paying expenditures for 2010 in 2009 is warranted by the need to keep a safety margin under the expenditure ceiling.

The cyclical downturn coincides with the ongoing swine flu pandemic. This puts more pressure on county council budgets. Against this background and to reduce the effects of the flu pandemic on regular health and medical care, the Government will allocate SEK 1 billion to county councils in 2009.

Increased central government grants to municipalities and county councils counter layoffs and procyclical behaviour on the part of local government. It is a stabilisation policy measure that is highly cost effective. Moreover, by temporarily increasing support to local government, the Government defends core welfare activities. This presupposes that decision-makers in municipalities and county councils use the increased resources to preserve jobs and fulfil essential welfare commitments such as schools, health care and elderly care.

Need for more stable conditions

The economic crisis has made it clear that there is a need to create more stable economic conditions for local government over the entire business cycle. In the 2009 Spring Fiscal Policy Bill, the Government announced that a review would be conducted. Against this background, the issue of increased stability for local government revenue over the business cycle will be examined as soon as possible. One possibility that should be addressed in this context is the introduction of a local government stabilisation fund. Such a fund can be one of several means to smooth revenue over time and help provide temporary support to the local government sector when tax revenue falls in a downturn. It can also discourage the sector from using temporarily high tax revenues in a boom to increase costs. Important premises for changes that aim at stabilising local government economies is that they are governed by clear rules and that they are predictable and compatible with the fiscal rules.

Alongside this work, the Government will closely monitor developments in the local government sector and come back with assessments of the economic situation in the 2010 Spring Fiscal Policy Bill.

More infrastructure initiatives provide more jobs

The low resource utilisation in the Swedish economy means that it is possible to take advantage of unused resources in the construction sector. Increasing state infrastructure investment and maintenance measures is therefore an effective crisis measure. A further SEK 1.6 billion will be allocated to State infrastructure in 2009, 2010 and 2011. The increased resources are to be used for both roads and railways with the aim of reducing the downturn in employment.

For railways, the injection will make it possible for investment projects already underway to be built more rapidly and efficiently. There is a great need for maintenance in the road network. The increased resources for road maintenance proposed in this Budget Bill mean that more roads can be repaired and initiatives already planned can be started sooner.

The crisis measures increase disposable income

Measures aimed at reducing the negative effects of the crisis on household disposable income will also stimulate demand in the economy and the demand for labour. A fourth step in the in-work tax credit, reduced taxes for pensioners, reduced social contributions for the self-employed, higher housing supplement for people with sickness and activity compensation and increased study support will raise household disposable income. The measures increase household purchasing power and create room for more household consumption. Thus the measures help moderate the fall in demand and employment.

1.3.2       Measures to prevent unemployment from becoming persistent

Demand stimulation measures can only moderate the decline in employment, but they are not enough to prevent unemployment from becoming persistent. The stimulation measures are therefore supplemented by other measures to prevent unemployment from becoming persistent at a high level and support a strong and sustainable increase in employment in the next upturn. This is best achieved by measures that improve the employability of the unemployed and make it more worthwhile to stay in the labour force and take a job and by measures that improve the business climate.

The in-work tax credit increases the employment level

The in-work tax credit is a key part of the Government’s policy to increase employment sustainably. The Government now proposes that the in-work tax credit be expanded by SEK 10 billion. The proposal is justified for both structural and stabilisation policy reasons.

A strengthening of the in-work tax credit will make it more worthwhile to take a job. It therefore contributes to higher employment and less exclusion in the long run.

The policy also has clear positive effects on employment in both the short and medium term. The in-work tax credit also induces more people to stay in the labour force in a downturn and improves mobility in the labour market. Increased geographic and occupational mobility in the labour market is particularly desirable going into the next upturn as the economic crisis has affected regions and occupation to varying degrees. The in-work tax credit also contributes to greater job search activity which also promotes a stronger increase in employment in the next upturn. Moreover, the tax credit results in higher disposable income for households with low or average incomes. These households can be expected to consume a relatively large part of the increase in disposable income which contributes to a higher aggregate consumption and demand. This moderates the fall in employment and speeds up the recovery in the labour market.

The measures previously taken and proposed by the Government, together with the proposed fourth step in the in-work tax credit, are expected to contribute to 150 000 more permanently employed. The in-work tax credit is expected to account for more than half of this increase.

The in-work tax credit increases employment

To make it more worthwhile to work, the Government has introduced an in-work tax credit in three steps. A fourth step is proposed to enter into force on 1 January 2010. At that time, the tax on earned income within the framework of the four steps will have been reduced by a total of about SEK 71 billion between 2006 and 2010.

Lower tax on work makes it more worthwhile to work

The in-work tax credit means that all wage earners and self-employed people keep a larger part of their earned income. The tax credit makes it more worthwhile for people who are now outside the labour market to work, but by reducing marginal taxes, it also encourages people who are already employed to increase the amount of labour they supply. Strengthening the in-work tax credit is important in the current economic situation. It increases household disposable income, thus stimulating consumption and moderating the fall in employment. Strengthening the in-work tax credit contributes to maintaining labour force participation, improving wage formation and increasing mobility in the labour market. This aids a strong increase in employment in the next economic upturn.

The Government estimates that the in-work tax credit will get almost 80 000 more people working in the long run. The in-work tax credit is the most important single measure in the Government’s endeavour to get more people working and reduce exclusion.

Taxes on low incomes have been high

Sweden has previously levied relatively high taxes on low incomes. The in-work tax credit has reduced the tax substantially for a nursing assistant, for example (see figure 1.10).

Figure 1.10 Marginal tax and average tax for a nursing assistant 2006-2009

Per cent

Source: Ministry of Finance calculations.

Wage earners receive over one thousand kronor more in their wallet every month

With the four steps in the in-work tax credit, 99 per cent of all people who work full time have received a tax reduction of over SEK 1 000 a month and 75 per cent have received a reduction of over SEK 1 500 a month. When individuals and families get to keep more money in their wallets after tax, their independence increases and they have more opportunities to shape their own lives.

Greater tax relief for low and medium income earners

The in-work tax credit is designed to give proportionally more to those with the lowest income (see table 1.5).

Table 1.5 In-work tax credits for different wages 2010

		Basic salary plus	In-work	Reduced tax
		normal variable	tax	as a
	Basic salary	supplement	credit,	percentage of
	per month,	(monthly salary),	SEK/	monthly
Occupation	SEK	SEK	month	salary, %
Nursing assistant	19 300	21 900	1 480	6.8

Metal worker	23 600	25 600	1 681	6.6

Nurse	25 400	27 200	1 734	6.4

Upper secondary school teacher	28 600	28 600	1 752	6.1

Doctor	52 800	57 000	1 752	3.1

Note: Basic salary per month in 2008 by the occupational classification used in the Swedish Standard Classification of Occupations (SSYK) from Statistics Sweden’s structural wage statistics, projected with estimated wage changes in the sector.

Sources: Statistics Sweden and Ministry of Finance.

A blue-collar household will keep almost SEK 2 500 a month

Table 1.6 shows the impact of the Government’s policy on the finances of a household with two wage earners with normal incomes, when higher unemployment insurance contributions and the abolition of the tax reduction for trade union membership and unemployment insurance fund contributions are taken into account.(7) The in-work tax credit has the most impact on disposable income. The net effect comes to almost SEK 2 500 every month.

Table 1.6 Households with two full-time wage earners Examples

SEK/month

Nursing
	assistant	Metal worker	Household
Basic salary per month	19 300	23 600	42 900

Basic salary plus normal variable supplement (monthly salary)	21 900	25 600	47 500

Changed income

Reduced tax, in-work tax credit 1-4	1 480	1 681	3 161

Changed expenditure

Higher unemployment contribution	-180	-300	-480

Tax reduction eliminated for unemployment insurance fund and trade union membership	-100	-100	-200

Job related income and expenditure changes	1 200	1 281	2 481

Sources: Statistics Sweden and Ministry of Finance.

The in-work tax credit improves fairness

When it is more worthwhile to work, there will in the long run be more people in work and fewer will be excluded. Income dispersion and social disparities then decline (see figure 1.11).

Figure 1.11 Impact of the in-work tax credit on adjusted disposable income for the population as a whole in different income groups

Per cent

Source: Ministry of Finance calculations.

(7) During the Government’s term of office, some taxes and fees have been introduced which worsen household finances, for example, a new traffic insurance fee, a home computer fee and higher taxes on snuff, tobacco, beer and fuel. Their cost depends on consumption but has been estimated at SEK 300-400 a month for someone using goods in all these categories.

Increased activation in labour market policy

The most important task of labour market policy during an economic downturn is to prevent people from being unemployed for a long time. The Government therefore proposes to increase the volume of support for the short-term unemployed primarily in the same direction as stated in the Government Bill, Measures for Jobs and Adaptation and in the 2009 Spring Fiscal Policy Bill. The resources will increase the focus on more work experience places and keeping search activity at a high level.

The Government estimates that the increased resources will contribute to an increase in the number of work experience placements and places in practical skills development in 2010 of 4 000 and that an additional 8 000 will receive expanded public employment services in the form of intensified intermediation services (coaching). Labour market training will increase by about 1 000 places during 2010. The Government proposes a new activation initiative, Lyft, with specific activities in public sector companies and activities and in voluntary organisations. The Government estimates that Lyft will cover about 40 000 places. The activation initiative is intended to be directed at activity pertaining to the environment, forest conservation, cultural heritage, social services and schools. The aim of the measure is for the unemployed to maintain contact with working life and at the same time, it can be seen as an investment in our environment and social services. To ensure implementation and the number of places in Lyft, the Government intends to ask the Public Employment Service to appoint a negotiator. This person, who will be part of the Public Employment Service, will have the task of providing information about the initiative and negotiating activation places.

The Government proposes to continue to focus support for the long-term unemployed on offering places in the job and development guarantee, in the job guarantee for young people and include opportunities for new start jobs and special recruitment incentives. More participants in the job and development guarantee will be offered activation and education measures. Half of the places in Lyft and in labour market training are expected to be offered to participants in the guarantes.

To preserve the quality of Public Employment Service activities when unemployment is expected to climb sharply, the Government also proposes an SEK 600 million increase in the Public Employment Service’s resources in 2010. Moreover, about SEK 400 million will be allocated to the Public Employment Service in 2010 as a result of the sickness insurance reform (see below).

Expansion of the active labour market policy in 2010 is possible because the costs for some parts of the labour market initiatives will be lower in 2010 compared with the Government’s earlier estimates. For 2011 and 2012, the Government’s earlier estimate of resource needs in the guarantee still stand. The initiative also means that expenditure on unemployment insurance will decline in 2010.

Initiatives for young people.

This Budget Bill presents further measures for fighting youth unemployment. Intensified employment services and more initiatives in the job guarantee for young people will be introduced. New initiatives in the job guarantee include the new activation measure Lyft, Swedish for Immigrants (SFI) and vocational rehabilitation. In addition, participants in the job guarantee for young people will also have access to support for starting a business, which means that people under the age of 25 can also get this support.

To supplement the training offered in the job guarantee for young people, the Government now also proposes an extra initiative with an incentive to study for unemployed young people who have not finished upper secondary school. The initiative includes 1 000 places in folk high schools. Participants in the job guarantee for young people who have reached the age of 20 will be given the opportunity to participate in the job guarantee part-time and study in the municipal adult education system for the rest of the time. Participants in the job guarantee will be given the opportunity to study Swedish for Immigrants (SFI) part time and spend the remaining time in other activities in the job guarantee. The increased number of places in the regular education system reported below aim at improving skills and the labour market situation for young people. In total, these measures are well in line with the youth strategy designed by the Government which includes in its long-term aims a better functioning education system. In the long run, well-functioning schools are the best measure for improving the labour market situation for young people.

In addition to these labour market measures, the Government intends to implement an innovation programme to encourage entrepreneurship among young people. With the labour market initiatives that the Government will now implement for adults and young people, the number of participants in labour market programmes will increase substantially in 2009 and 2010 (see figure 1.12).

Speedier establishment of newly arrived immigrants in the labour market

Those born abroad are a potential source of more labour supply. Better integration in the labour market is also important for this reason. The Government proposes that a new system be introduced to enable newly arrived immigrants to become established in the labour market more rapidly. The reformed system involves a benefit that provides new immigrants with better opportunities to actively participate in activities and work while they get established. The Public Employment Service has been given a clearer role and a coordinating responsibility for speeding up the establishment of newly arrived immigrants.

Figure 1.12 Participants in labour market programmes

Thousands of persons

Sources: Public Employment Service and Ministry of Finance calculations.

Temporary education initiatives are an effect measure in a crisis

Employment is expected to decline until the end of 2010, while the cohorts of young people will increase. There is therefore a need for further temporary education initiatives. It is important in this context to emphasise that during a deep downturn, education places help prevent unemployment from becoming persistent at a high level. One effect is that those who have obtained an education have higher productivity and thus improve their chances of getting a job. Education can also be a way of avoiding the stigmatisation of unemployment. Another effect of the education initiatives is that the unemployed who do not obtain an education also have a better chance of getting a job. The reason is that the demand for labour in the short run is fixed. When more people are studying, there are fewer applicants per job vacancy, which favours the other unemployed.

Education initiatives should be temporary and broad and should comprise education at different levels, i.e. education in adult education/adult vocational training, vocational colleges and universities and colleges. The greater the number of education alternatives offered, the better the potential will be for a good matching between the individual and the education. The main principle for additional initiatives in the regular education system should also be that those obtaining the education should finance that education with a combination of study grants and loans since such a system gives the student clearer economic incentives to use their education well. It is thus more likely that education will result in higher productivity and employability.

The Government is proposing to temporarily increase the number of education places in adult vocational training/adult education, vocational colleges and universities and colleges in 2010 and 2011. Expenditures for these temporary education measures will come to about SEK 2.3 billion in 2010 and about SEK 2.2 billion in 2011. The initiatives mean 10 000 more places a year at universities and colleges, 3 000 more places a year at vocational colleges (from autumn 2010) and 10 000 more places a year in adult vocational training/adult education. The cost of study support is included for all education places.

The initiatives are to be temporary since the cost to society for education is low in a deep economic downturn, since the alternative for a number of people would have been unemployment. To avoid bottlenecks, it is important that people do not remain in various programmes, but instead look for work when the demand for labour turns upwards again. Given that the economic situation is expected to be better in 2012, no further appropriation-funded education places are proposed for that year. This underscores the initiatives’ link to the deep economic downturn and their temporary design.

The Government intends to come back with a proposal on university tuition fees for students outside the EEA beginning in 2011. A proposal of this kind would free up room in the basic education appropriation that other students can benefit from in the form of more places and better quality. In this way the temporary education initiative will be phased out in 2012. In total the Government’s initiative will include 75 500 places in the labour market and education policies.

Table 1.7 Strengthened active labour market policy and education initiatives in 2010

Compared with the 2009 Spring Fiscal Policy Bill

Volume
Activation measures
Work experience placement/practical skills development	4 000
Coaching	8 000
Labour market training	1 000
New activation initiatives in State and local government activities – Lyft	40 000
Folk high school	1 000
Total	54 000
Education package, Number of full-time study places
Universities/higher education institutions	10 000
Adult vocational training/adult education	10 000
Vocational colleges (from autumn 2010)	1 500
Total	21 500

Source: Ministry of Finance calculations.

Improved road back to work

Since the implementation of the sickness insurance reform, the sick leave process has become more active and measures are taken earlier to make better use of people’s ability to work. This has brought results. Sickness absence in Sweden has declined since the reform came into force.

As a result of the sickness insurance reform, about 54 000 people will stop receiving sickness benefits or temporary sickness compensation in 2010 because their entitlement will run out. Many of these people will then need support from the Public Employment Service instead. The Government therefore proposes measures that improve these people’s possibilities of returning to work. A person whose entitlement to sickness benefit or temporary sickness compensation has run out, but who obviously cannot begin or participate in a labour market programme because of illness, will, however, be allowed more days with compensation from the sickness insurance. This might, for example, concern people being cared for in a hospital or similar institution.

To ensure that people no longer receiving sickness benefits obtain special support from the Public Employment Service, a new labour market introduction programme will be established. The aim of the introduction is to determine the individual’s potential and need of support measures. The introduction can last a maximum of three months. These people will be given the opportunity to qualify more quickly for the job and development guarantee after the introduction.

To widen the roads back to work, resources for disabled people with a reduced ability to work will be increased. The Government also proposes a number of measures to make it easier for people whose entitlement to sickness benefit or temporary sickness compensation has run out to obtain unemployment benefits. Furthermore, the Government proposes that people participating in labour market programmes should be allowed to keep unemployment benefits for a maximum of one month in case of absence due to illness. People who have left the introduction programme, the job and development guarantee programme or the job guarantee for young people because of illness are to have the chance to re-enter an equivalent labour market programme when they have become well again.

1.3.3       Measures to defend welfare activities

One important consideration for the Government is that people’s confidence in the public sector’s ability to fulfil its primary task must be maintained. This implies that even in the deep economic downturn, core welfare services such as education, health care, social services and the judicial system must be ensured.

The Government’s measures are directed at both giving high priority to core activities in the public sector and creating a more equitable distribution of the public sector’s resources.

Higher central government grants to the local government sector help maintain essential welfare services

Municipalities and county councils are by law obliged to provide basic welfare services such as education, health care and social services. Cuts in local government activities due to the current downturn may lead to lower quality and less access to welfare services. Additional increases in central government grants to the local government sector help maintain these essential welfare services during the downturn and thereby defend welfare’s core activities. People must have confidence in the public sector’s ability to fulfil its main task also during the economic downturn.

It is, however, of great importance for the municipalities and county councils to use every opportunity to provide the best possible service with existing resources and give priority to core activities.

Initiatives for quality in the education system

The Government will continue to develop its school and education policies and will submit a large number of proposals to improve the quality of the education system. Several important structural reforms will be included in these proposals.

•                  A new education act.

•                  Implementation measures to reform upper secondary school.

•                  A new teacher education programme.

The current Education Act dates from 1985 and a new, modern and clear structure for school legislation is very much needed. The new education act is expected to come into force in autumn 2011. The upper secondary school reform is also expected to be in place in autumn 2011. Funding is now being provided so that the municipalities can prepare for this important reform and a number of other education initiatives.

The current teacher education programme has been much criticised. The Government now proposes to reform it. Teacher education needs a new start.

A number of measures will be taken for teachers, among them a special initiative for vocational teachers. There is a risk of a serious shortage of such teachers in the future. The Government also proposes extending the initiative for further training for unqualified teachers. The Government’s initiative, Creative Schools, aims at integrating cultural and artistic expression in the schools. The initiative, started by the Government in 2008 for years 7-9, will now be expanded to include years 4-6. Creative Schools has enabled pupils to experience culture and provided increased opportunities for creativity. Structures for cooperation between the schools and the culture sector, in demand for a long time, are now being established as a result of this initiative.

Increased study support

Study support is the most important source of financing for most students at different education levels. To give students a better financial situation, it is the Government’s view that the total amount of study support should be increased from 1 January 2010. The proposal is to increase the total amount by SEK 431 per study month for full-time studies, of which the general grant will be raised by SEK 40 and the higher grant by SEK 75 per study month. The Government therefore proposes in this Budget Bill to appropriate about SEK 131 million in 2010 and about SEK 148 million in 2011 and 2012.

With the aim of providing students with a better possibility to improve their financial situation with income in addition to the study support, the Government proposes raising the exempt amount by SEK 30 000 a year from 1 January 2011. Therefore SEK 50 million has been appropriated for 2011 and 2012.

Increased resources for the judicial system

In recent years the Government has taken major initiatives in the judicial system to combat crime and make society more secure. Thus far in the Government’s term of office, the judicial system has been allocated about SEK 2.5 billion in permanent additional resources.

In this Budget Bill, the Government proposes further funding totalling about SEK 2.6 billion in 2010 to increase police presence, ensure effective prosecutorial activities, safeguard the quality of judicial work, develop the implementation content, create more remand centres and institutional capacity and strengthen the victim’s perspective throughout the judicial system.

The fight against crime assumes that the police are on hand when and where crimes are committed. The Government’s target of 20 000 police by 2010 will be fulfilled. The Government’s presumption is that the punishment for serious violent crime and repeat offence are to be tightened.

It is also the Government’s view that it is important that the judicial authorities further develop joint actions to substantially increase effectiveness and quality in fighting volume crime. Furthermore, early and distinct measures against young delinquents and young victims are particularly important. Parents have primary responsibility to keep their children from committing crimes, but it is also important for families to have access to the various forms of support they may need.

The Government has high ambitions for a more efficient judicial system. Extensive work is in progress to review efficiency throughout the legal system. This pertains both to the authorities’ cost effectiveness and operational record and to criminal policy and structural measures to make activities more efficient. Within this framework, the Government intends to examine police organisation and the possibilities of concentrating all police and prosecutorial activities concerning economic crimes in Sweden under the Swedish National Economic Crimes Bureau. The Government is also considering measures to create a more efficient criminal litigation process, including an improved criminal investigation activity and appropriate rules of procedure and make the procurement of judicial system information more efficient. The rule of law and a victim’s perspective are important to take into account in the efforts to improve efficiency.

With the increased resources proposed by the Government, the judicial authorities will be given clear means to achieve higher efficiency and improved operational results. The Government assumes that this will take place and intend to monitor developments carefully and take further measures as needed.

Initiatives to improve elderly care

The objective of elderly policy is for elderly people to lead active lives and have influence on society and their own everyday lives; for them to be able to grow old in security and with retained independence; and for them to be treated with respect and have access to good health care and social care. The Government’s efforts aim at increasing the elderlys’ freedom of choice and developing high quality health care and social services.

Elderly with multiple illnesses have a great need for health care and social services that take a holistic view. This requires a flexible organisation with solutions that function across caregivers and responsible agencies.

The Government has taken several measures to support the responsible agencies in their work to develop a well-functioning elderly care. The Government has presented a new law on the system for freedom of choice and clarified local governments’ responsibility for offering support to caregivers whose relatives are suffering from long-term illness or are elderly or disabled.

To continue to support local governments in their work to develop modern and well-functioning care and services for the elderly, the Government proposes allocating a further SEK 60 million in 2010 and 2011 and SEK 110 million in 2012.

The aim of these measures, together with earlier funding, is to enable the introduction of a performance-based central government grant to support those responsible in their work to develop safe care and social services for the most seriously ill elderly. The measures also aim at facilitating an agreement with the Swedish Association of Local Authorities and Regions on a programme for good elderly care, stimulate the construction of secure retirement homes, strengthen leadership in elderly care and develop psychiatric support for the elderly.

Improved accessibility, efficiency and quality in health and medical care

Health and medical services are aimed at assuring the entire population of good health and of care on equal terms. People must be offered good quality health care that is adapted to needs, accessible and effective. The Government’s strategy for achieving its goal is based on putting the focus on the public and patients. The care is to be organised and developed in accordance with the patient’s needs and circumstances.

The Government is now taking further steps for increased accessibility, efficiency and quality in Swedish health and medical care. The Government will therefore allocate SEK 103 million in 2010, SEK 160 million in 2011 and SEK 180 million in 2012 to support the work of the responsible agencies. Thus two election promises are fulfilled, the establishment of a national and independent audit function and the introduction of a permanent health care contact. Furthermore, the Government proposes measures to promote a safe usage of pharmaceuticals and to do away with ineffective methods of treatment. The measures also include proposals for better patient safety and the implementation of a national cancer strategy so that county councils and regions will be able to prevent people from developing cancer and meet the strain on health care resulting from a future increase in the number of cancer cases.

Measures to improve pensioners’ financial situation and stabilise the public old age pension system

A number of reforms have been made in recent years to improve support for the elderly. Housing allowances have been raised and measures have been implemented to improve quality in elderly care and give more elderly people access to housing that is adjusted to their needs. This year a higher non-taxable allowance has lowered pensioners’ taxes.

The public old age pension system, drawn up in the 1990s, is based on a five-party agreement. It is an autonomous pension system which is politically and financially stable. The pension agreement forms a whole, which means that the Government cannot unilaterally change the pension system without breaking the agreement. There is a Pension Group with representatives from five parties that manages issues for consultation.

As a consequence of the stock market fall in autumn 2008, the balancing mechanism in the old-age pension system will be activated in 2010, which will result in reduced pensions. To get a more even development of pensions, a five-party agreement has been made in the Pension Group on introducing a three-year moving average for calculating the Swedish National Pension Funds. The new rules mean that earnings-related old-age pensions will decrease by 3.0 per cent instead of about 4.5 per cent in 2010. In the long run, the pensions will return to the level they would have reached if the balancing had not occurred. This will happen when economic growth picks up speed again and the balance ratio exceeds one. It is also worth noting that even without balancing earnings-related old-age pensions would have decreased by 1.2 per cent in 2010, primarily as a result of the fall in consumer prices from June 2008 to June 2009.

To raise pensioners’ disposable income, the Government proposes reducing the income tax for people who are at least 65 at the beginning of the year. The Government therefore proposes in this Budget Bill a tax reduction of SEK 3.5 billion a year beginning in 2010.

Table 1.8 gives examples of tax relief for different income tax and local government tax levels. The tax relief for a person receiving a full guaranteed pension amounts to between SEK 1 034 and 1 223 annually, depending on the local government tax rate. Everyone benefits from this tax cut. The reform has beneficial income distribution effects.

Table 1.8 Tax relief with the further increase in the non-taxable allowance for people aged 65 or older at different income and local government tax rates

SEK per year

Local government tax
	Lowest	Medium	Highest
Income level	(29,89%)	(31,52%)	(34,17%)
Low income, SEK 50 000	1 034	1 128	1 223
Guarantee pensioner (SEK 83 100 – 93 400)(1)	1 034	1 128	1 223
SEK 150 000	1 766	1 927	2 089
SEK 200 000	2 260	2 466	2 673
SEK 300 000	2 404	2 623	2 844
SEK 400 000	2 902	3 058	3 216

(1) Income varies for guarantee pensioners depending on age and marital status. Tax relief will, however, be equal for all guarantee pensioners.

Source: Ministry of Finance calculations.

In addition to the above-named measures, other possibilities are being considered to stabilise pension developments. The Pension Group and the Swedish Social Insurance Administration are examining the possibility of introducing some form of limitation rule that could prevent excessively large pension fluctuations. In anticipation of the Pension Group’s continued discussions, the Government in this Budget Bill makes a technical assumption which will limit the pension reductions in 2011 and 2012.

The Swedish National Pension Funds’ administrative costs are charged to the public old age pension system and thus the pensions. The Pension Group is therefore initiating a review of the National Pension Funds’ administration and investment rules with the aim of reducing administrative costs. At the same time, the Government will closely monitor the initiatives the First to the Fourth Pension Funds are expected to take to streamline their administration and lower the costs.

Higher housing supplement for people with sickness or activity compensation

To improve conditions for reasonable housing standards for people with low compensation, the Government proposes raising the housing supplement for people with sickness or activity compensation (BTP), by increasing both the percentage of housing costs that are compensated by the BTP from 91 to 93 per cent and the maximum housing costs that are compensated from SEK 4 500 to SEK 5 000 a month for an unmarried person. For a married person, an increase from SEK 2 250 to SEK 2 500 is proposed. Sickness and activity compensation is projected annually using the change in the price-indexed base rate, which means that the benefits are expected to decrease in 2010. This reduction affects those with the smallest margins, particularly people with severe disabilities. By improving BTP, the least well-off will be protected when the price-indexed base rate is reduced in 2010.

Defending the welfare systems and preventing incorrect payments

Based on the principle of solidarity, the welfare systems will be financed by tax revenues. To uphold the transfer systems’ legitimacy and people’s confidence in them, it is important that payments be made on time and only to people who are entitled to support. It therefore continues to be vital that the authorities’ work to reduce incorrect payments from the welfare systems progresses and that the work fighting undeclared labour and other forms of tax evasion is integrated in day-to-day operations. The Government continues to work actively with these issues. In section 12.4 there is a more detailed report of some of these measures.

1.3.4       Measures for more and growing companies

The measures are directed at contributing to more and growing companies, a dynamic and innovative business sector with simpler rules, and well-functioning markets. Initiatives for small business have particularly high priority. An innovative and dynamic business sector, with the ability to adapt, is of key importance for economic growth. New companies put pressure on the existing ones, forcing them to innovate, increase their productivity and introduce more efficient production methods. Therefore, barriers to starting and developing businesses must be as low as possible. New and growing companies are also important for employment. This is particularly true in the current economic situation, when measures that improve the business climate can help get employment increasing sooner and more vigorously.

The Government therefore proposes in this Budget Bill a number of measures to strengthen the incentives to start, run and develop businesses in Sweden. The measures increase security for the self-employed, make starting a new company less risky, and reduce the costs for many entrepreneurs.

Reduced social security contributions for the self-employed

To improve the conditions for small business development and growth, social security contributions for the self-employed and partners in partnerships should be reduced by 5 percentage points, but by no more than SEK 10 000 a year. To facilitate administration and counteract tax avoidance, the reduction should only be made if the business activity shows a surplus amounting to at least SEK 40 000.

A support in the form of reducing the self-employeds’ social security contributions risks affecting the competition and may thus come to be viewed as constituting a State subsidy to business under European Community rules and should therefore be designed in accordance with the Commission’s regulatory framework for de minimis aid.

People who have not reached the age of 26 and people who have turned 65 by the beginning of the tax year should not be covered by the reduction since social security contributions for these age groups are already reduced by considerably more than 5 percentage points.

Increased social security for entrepreneurs

To strengthen social security for entrepreneurs, the Government proposes a number of improvements in the social security systems. The aim is to create more transparency and predictability in the regulatory frameworks and increase freedom of choice for entrepreneurs in sickness and parental insurance and in the labour market. It is to be simpler to switch between being an entrepreneur and being employed.

The proposals for the sickness and parental insurance concern the self-employed and partners in a partnership. Among the Government’s proposals in this initiative is a reduction in social contributions for these groups.

The Government, with the aim of improving conditions for the self-employed, proposes that anyone starting a sole proprietorship or a partnership during a start-up phase of less than two years has the right to sick benefit based income equivalent to what an employed person would receive. It is further proposed that the rule currently limiting the self-employeds’ benefit entitlement to the equivalent of the maximum an employed person would have had be abolished. The Government also proposes an increased daily benefit for the temporary parental benefit.

As to labour markets, the regulatory framework will be made clearer and entrepreneur’s unemployment insurance protection will be strengthened. The concept of the entrepreneur in the unemployment insurance should be linked to the Income Tax Act. The rules on a temporary suspension of business activities as well as the rules for aggregation of income from the business activity and from employment should be clarified.

An entrepreneur who closes a business within 24 months of its start, should, if it is more favourable, be able to receive unemployment benefits based on income during previous employment. The protection should be strengthened for people who continue to run a business, even when profitability decreases, by means of an unemployment benefit based on the most recent tax assessment or, if it is more favourable, on the two years preceding the income year in the most recent tax assessment.

A person running the business alongside full-time employment or a full-time entrepreneurship should be able to have this side activity deemed secondary employment, regardless of how much income it generates. Income from secondary activities in excess of a specified amount should, however, be deducted just as it is now.

The Government further proposes that the Swedish Social Insurance Administration in consultation with the Swedish Social Insurance Administration be given the remit to examine pregnancy benefits for entrepreneurs on account of risks in the work environment.

The preceding proposals refer to entrepreneurs’ own social insurance protection. In addition to these proposals, the Government proposes a general protection against high costs that covers all employers. This means that employers can obtain compensation in the event of particularly high sick pay costs.

Increased entrepreneurship in health care, social services, etc.

One area in which entrepreneurship has traditionally been weak, and in which many women in particular work and have their expertise, is health care and social services. The Government intends to strengthen measures in this area in order to provide a further stimulus to a renewal of the welfare sector that benefits patients, users and entrepreneurs. This will be done by establishing a national welfare development council that will bring together actors in the market and maintain a dialogue on how barriers to market development can be removed.

To further strengthen women’s entrepreneurship, the initiative Women’s Enterprise has been extended through 2010.

The Government thinks that the potential for entrepreneurship in cultural and creative enterprises can be further developed. There is a need for actors which can be bridge builders and intermediaries for stimulating creative and innovative processes in the business sector and for increasing entrepreneurship, innovation and enterprise in the cultural sector. Therefore the Government intends to introduce an action plan for cultural and creative businesses.

The Government also intends to conduct an innovation programme for young people to encourage entrepreneurship on the part of young people in particular.

To develop the tourist industry and entrepreneurship and take advantage of Sweden’s potential and attractiveness as a competitive and sustainable tourist destination, the Government proposes increasing resources for Visit Sweden AB.

The Government proposes earmarking a total of SEK 200 billion for these purposes in 2010.

Reducing the risk of starting a business promotes more entrepreneurship

Starting a business involves taking a risk. Insolvency procedures decide the consequences in the event of failure and are therefore a factor of importance in the decision to start a business. It has been shown that fear of bankruptcy is one of the most important reasons for not starting a business.

It is likely that a personal insolvency procedure that is more forgiving for entrepreneurs will cause people to be more inclined to become entrepreneurs.

To reduce the risks and thus promote more entrepreneurship, the Government intends to propose two changes to the Debt Relief Act. In the first change, the age of the debt will not be decisive in granting debt relief for people with debts primarily from business activities. In this way, for people with debts from business activity, obtaining debt relief will be able to proceed considerably faster than it does now. In the second change, active self-employed persons will be able to obtain debt relief. By also extending debt relief to the active self-employed, sole proprietors have the same opportunities of extracting themselves from a financially untenable situation as wage earners now have.

Reforming the tax rules to improve competitiveness

Venture capital businesses are frequently conducted in the form of partnerships. The Government proposes tax exemptions for capital gains and dividends on business-related shares in a partnership owned by limited liability companies or other legal persons. Limited liability companies and other legal persons’ indirect ownership of business-related shares through partnerships is thus put on an equal footing with direct ownership. In this way, uniformity increases while the rules are simplified and tax planning is counteracted. Competitiveness for firms that do not engage in tax planning is enhanced.

To strengthen the green sector’s competitiveness, several changes are being proposed, among them abolition of the tax on manufactured fertiliser and reduction of social contributions for the self-employed.

Inquiry to review the rules for reduced VAT

After a political agreement in the EU in spring 2009, it is now possible to introduce reduced VAT rates for certain services. In Sweden, this could complement the tax credit for household work.

Reduced VAT rates for certain services may contribute to increased employment by reducing undeclared labour and making it easier for households to go from housework to gainful employment.

The Government now wants to examine the possibilities of permitting a reduced VAT on certain services. A special investigator will therefore be given the remit to examine whether a reduced VAT rate can be introduced in certain parts of the service sector beginning 1 January 2011. The investigator will analyse in detail appropriate demarcation of actual services and tax rates and draw up a legislative proposal.

Government inquiry on corporate taxes

To improve the business climate, it is vital that the corporate tax rules contribute to a high level of investment and rapid productivity growth. This also promotes sustainable employment and GDP. A corporate tax inquiry is therefore being appointed with the aim of investigating different alternatives for reducing the taxation of risk capital in the corporate sector and thus levelling the playing field for investments financed with equity and with borrowed capital.

Another aim is to safeguard the Swedish tax base in an increasingly globalised world. At the same time Sweden is to continue to be an attractive country for investment and for the location of a company.

The inquiry is to place particular importance on the need for various measures to be sustainable and defensible from an EU perspective.

1.3.5       Protecting the climate

The Government proposes further initiatives in energy efficiency and international climate investments in order to achieve Sweden’s energy and climate targets.

The programme proposed for energy efficiency will help meet Sweden’s obligations in the Energy Services Directive and the target of a 20 per cent increase in energy efficiency by 2020. The programme includes reinforced regional and local climate work, initiatives for information, consultation, support for technical procurement and market introduction, network activities and the introduction of a support system with energy surveillance checks. The programme will amount to SEK 300 million a year in 2010-2014.

Sweden’s climate target is a reduction in greenhouse gas emissions for those activities not covered by the EU emissions trading system of 40 per cent by 2020 compared with 1990. A third of the climate target is to be met using flexible mechanisms such as climate investments in developing countries. Further funding for flexible mechanisms such as climate investments in other countries are needed to meet the target.

In addition, further preventive measures will be presented to enable Sweden to adapt to climate changes that are unavoidable, including studies of landslides and avalanches.

The Government’s climate and energy policy

A large majority of the world’s climate researchers agree that the earth’s climate is changing and that humankind is one important reason for this. Greenhouse gas emissions are a global challenge which requires global measures. Through international cooperation, global initiatives against climate change can include more far-reaching commitments and can be implemented in a cost effective way.

Climate and energy targets

Sweden’s climate policy is largely based on cooperation within the EU, which is a driving force in international climate work. The EU has agreed to reduce its greenhouse gas emissions by 30 per cent by 2020 compared with 1990. This target, however, applies on the condition that comparable commitments and adequate measures are taken by rapidly growing developing countries. If this does not take place, the EU will still unilaterally reduce its emissions by at least 20 per cent by 2020 compared with 1990.

The Alliance parties’ energy and climate agreement laid the foundation for a long-term, sustainable and cost-effective energy policy. The agreement is based on reports from the Scientific Council on Climate Issues, the Parliamentary Climate Committee and the dialogue conducted by the Government with society and the business sector on climate and energy issues. The EU climate and energy package is the basis for Sweden’s policy.

This creates the basis for long-term rules for energy market actors. The Government has also made clear its high ambitions in the climate area, which makes strong Swedish leadership possible in negotiations about an international climate agreement.

Sweden’s climate target is a reduction in greenhouse gas emissions for those activities not covered by the EU emissions trading system of 40 per cent by 2020 compared with 1990. Two thirds of these reductions are to be made in Sweden and one third in the form of climate investments in other countries. By 2020, the percentage of renewable energy is to be at least 50 per cent of total energy consumption. The share of renewable energy in the transport sector is to be at least 10 per cent. A target of 20 per cent more efficient energy use by 2020 has also been decided. Furthermore, the use of nuclear power has been extended by abolishing the Nuclear Phase-Out Act and removing the prohibition in the Nuclear Activities Act on building new plants.

For those activities covered by the EU emissions trading scheme, the emissions reduction is decided jointly at the EU level within the framework of the scheme.

Climate and energy measures during the Government’s term of office

Emissions trading and carbon taxes are cost-effective and technology-neutral economic instruments that set a price for emissions, thereby contributing to making the polluters pay for their impact on the environment to greater extent. At the same time, energy efficiency is stimulated.

The Government has therefore worked for more emissions trading internationally while energy and carbon taxes have increased in Sweden. On 1 January 2008, both the energy tax on diesel and the carbon tax were raised.

As a result of this measure, the carbon tax rate will be adjusted in the future so that it will be possible to reduce greenhouse gas emissions by another 2 billion tons by 2020. The lower carbon tax for heating paid by agriculture, forestry and aquaculture and in parts of the industry will be increased. Furthermore, the Government intends to increase the energy tax on diesel in two steps. To compensate the heavy traffic, the vehicle tax for diesel powered passenger cars, heavy trucks and have buses will be lowered. The economic instruments must be supplemented both with initiatives for technology development and with information and measures to break down institutional barriers to renewal. The level of ambition with respect to technology development has been raised in several steps, including through the Government’s initiatives for commercialisation and demonstration of new technology.

To stimulate new technology and increase the share of renewable energy, the Government has focused on green car rebates, second generation biofuel and the commercialisation and distribution of new technology. The Government intends to introduce a tax exemption for new green cars for five years. The Government also intends to increase the carbon component of the vehicle tax.

The Government has also taken measures for more rapid planning processes for renewable electricity production and increased the appropriations for wind power networks and the sustainable extraction of bioenergy. The Government has also initiated a programme for sustainable cities.

Furthermore it has increased the appropriations for energy efficiency. This Budget Bill proposes a new programme for energy efficiency that will help Sweden meet its obligations under the Energy Services Directive and the target of a 20 per cent increase in energy efficiency by 2020. Available appropriations for energy efficiency have been more than doubled for the period 2010–2012.

The impact of emissions is global and independent of where in the world they occur. The Government will therefore provide substantial support for flexible mechanisms such as climate investments in developing countries. Climate investments contribute to sustainable development and the transfer of new environmental technology. Mechanisms that contribute to a global market for carbon dioxide are expected to play a key role in a new international climate agreement.

In addition to these efforts to reduce greenhouse gas emissions, measures are needed to adapt to the climate changes which will unavoidably happen. The climate changes increase the risk of flooding, landslides and avalanches as a result of more intense precipitation and increasing water flow. The Government has therefore allocated funding to improve the knowledge base, by studies of risks for landslides and avalanches and by a new database for altitudes. County councils have also been given a responsibility for overall regional coordination for climate adjustment.

Many developing countries are particularly vulnerable to climate change. The Government has therefore earmarked more than SEK 4 billion for support for climate adjustment in developing countries, for example, for investments in health, sanitation and access to water.

In A Boost to Research and Innovation (Govt. Bill 2008/09:50) and the 2009 Budget Bill (Govt. Bill. 2008/09:1), the Government has presented proposals for extensive support for climate and energy-related research.

The run-up to Copenhagen

Sweden will show leadership to meet the climate challenges both internationally and with measures in Sweden. Sweden is one of few countries that can report reduced emissions while the economy is growing. Neither Sweden nor the EU, which accounts for 14 per cent of global emissions, can alone counteract the climate changes. It is thus important that a new global agreement will fall in place when the Kyoto Protocol’s first commitment period ends, i.e. after 2012. As President of the EU, it is Sweden’s task to lead the EU and together with other parties work for a new climate agreement to be adopted in Copenhagen in December.

1.4          General government finances

1.4.1       Continuing weak growth in tax revenues

The sharp and rapid deterioration in economic developments will lead to a weak development of total tax revenues over the years to come (see table 1.9).

Table 1.9 Total tax revenues

SEK billions

	Outcome	Forecast
	2007	2008	2009	2010	2011	2012
Taxes on labour	873	910	872	865	885	915
Taxes on capital	209	174	146	157	171	185
Taxes on consumption	400	420	415	418	428	443
Other taxes	-1	-4	-8	-5	-4	-4
Total tax revenues	1 481	1 500	1 424	1 434	1 480	1 539

Source: Ministry of Finance calculations.

Revenues from taxes on labour will decline in 2009. This is due to the fact that wages paid, which are the most important tax base for taxes on labour, decline as a result of a substantial fall in the number of hours worked. Wages will also grow very weak next year.

Uncertainty in the labour market also affects households, which continue to increase their savings, despite weak growth in disposable incomes. It will contribute to a decline in private consumption in 2009 and to the weak development in tax revenues from consumption taxes both in 2010 and 2011. The tax cuts now being proposed will increase household disposable income by SEK 15 billion and will help private consumption recover in 2010. The economic downturn, together with the financial crisis, will also lead to a substantial fall in revenues from tax on corporate profits and taxes on household capital gains.

There are, however, signs that the Swedish economy is in the process of stabilising and is improving compared with the estimates in the 2009 Spring Fiscal Policy Bill. The development of the number of hours worked is now expected to be somewhat less negative than the estimate last spring, which will result in a somewhat less negative development of revenues from the tax on labour both in 2009 and 2010. Since about 60 per cent of tax revenues has a direct link to the labour market, the somewhat more stable labour market will contribute significantly improving the public finances. Despite the rather more optimistic picture, revenues is at a substantially lower level compared with the estimate made before the crisis.

Figure 1.13 shows the four most recent forecasts for public sector tax revenues compared with the forecast in the 2008 Spring Fiscal Policy Bill. The figure shows that revenue forecasts were revised downwards when the estimate of economic developments became increasingly negative and that the forecast in this Budget Bill was revised upwards compared with the forecast in the 2009 Spring Fiscal Policy Bill.

Figure 1.13 Revised tax revenues since the 2008 Spring Fiscal Policy Bill

SEK billions

Note: Govt. Bill 2006/07:84 and report 2006/07: SfU10. 2008/09:97 Measures for Jobs and Adaptation.

Source: Ministry of Finance calculations.

1.4.2       Increase in expenditure as a percentage of GDP

Public sector expenditures is affected to a considerably lesser degree by the economic downturn than revenues are. Since GDP will decline in current prices in 2009, the expenditure ratio will rise relatively sharply from 50.2 per cent in 2008 to 54.1 per cent. Next year the expenditure ratio will increase to 55.1 per cent.

Central government expenditures will increase both as a result of the automatic stabilisers, primarily the increased expenditures in the labour market area, but also as a result of the initiatives proposed by the Government to moderate the fall in employment.

The balancing mechanism in the pension system, however, means that expenditures in the public old age pension system will increase slowly. The downturn has led to substantial reductions in revenues in the local government sector. The 2009 Supplementary Budget Bill proposed SEK 7 billion in increased central government grants to local governments for 2010, to be paid in December 2009. In this Budget Bill, the Government proposes to increase funding for 2010 by an additional SEK 10 billion, of which SEK 6 billion will be paid this year in the form of a temporary countercyclical support. The additional resources will result in both a nominal and a real increase in local government expenditures.

1.4.3       A gradual decline in the deficit

A deficit in the public sector as a whole is expected for all the years 2009–2012. General government net lending is estimated to be -2.2 per cent of GDP this year and -3.4 per cent in 2010. The deficit will gradually decline in 2011 and 2012 (see table 1.10).

Table 1.10 Consolidated general government finances

SEK billion unless otherwise indicated

	2008	2009	2010	2011	2012
Revenues	1 664	1 593	1 605	1 657	1 727
Percentage of GDP	52.7	51.9	51.7	51.6	51.3
Taxes and charges	1 479	1 417	1 428	1 474	1 532
Percentage of GDP	46.8	46.2	46.0	45.9	45.5
Other income	185	175	176	183	195
Expenditures	1 585	1 660	1 711	1 724	1 763
Percentage of GDP	50.2	54.1	55.1	53.6	52.4
Net lending	79	-68	-107	-67	-36
Percentage of GDP	2.5	-2.2	-3.4	-2.1	-1.1
Central government	45	-63	-109	-68	-32
Old-age pension system	31	6	3	1	-2
Local government	2	-11	0	0	-2

Source: Ministry of Finance calculations.

The deficit is almost entirely attributable to the central government. It is primarily due to the weak development of tax revenues and the increased expenditures on labour market related expenditures. The relatively low expenditures in the old age pension system will lead to a smaller surplus for that sector from 2009 through 2011. In 2012 there will be a deficit in the old age pension system.

There is a deficit in both net lending and in the result in the local government sector this year. Next year the higher central government grants will contribute to the disappearance of the deficit in net lending and the economic result for the sector as a whole is expected to be positive.

Compared with the forecast in the 2009 Spring Fiscal Policy Bill, public finances are now expected to be stronger. The improvement will take place even though the reforms now proposed will reduce net lending by SEK 32 billion in 2010.

1.4.4       Less risk in the public finances

Since last autumn there has been considerable uncertainty about the development of the public finances in the tracks of the sharp economic downturn and the financial crisis. Indicators and outcomes now point to a stabilisation and some improvement in macroeconomic developments. This also affects the public finances, which are now stronger, compared with the spring forecast. Both the revenue and the expenditure side are improving.

Despite the decline in the risk of a worse than expected development, there must be a preparedness for a weaker development of public finances if, for example, the expected improvement in the cyclical situation fails to materialise. Among the risks that could have a negative impact on the public finances are an even weaker growth in the labour market, a smaller increase in private consumption, a persistently large decline in employment or more problems in the finance and banking sector (where developments in the Baltic States are crucial).

But the public finances may also strengthen. Both the speed and strength of upturns and downturns are often underestimated. Among revenues, those where the underestimation is most obvious are those with the most volatile tax bases, i.e. taxes on household capital gains and corporate income taxes. But revenues from labour has also been often underestimated. A review of the Government’s forecasts during the economic upturn from 2004 to 2007 shows that tax revenues were underestimated by an average of 1.4 per cent of GDP a year while net lending was underestimated by an average of 2.0 per cent of GDP a year.

1.5          Monitoring the budget policy objectives

1.5.1       Monitoring the surplus target

The indicators used by the Government to monitor the surplus target (average net lending from 2000, the seven-year indicator and structural net lending) indicate that net lending will be somewhat less than the surplus target for the next few years provided that it does not again turn out that general government net lending is underestimated when the economic situation improves (see table 1.11 and section 4.2).

Table 1.11 Net lending in the public sector and indicators for its reconciliation with the surplus target

Per cent of GDP and potential GDP

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012
Net lending	3.7	1.7	-1.4	-1.2	0.6	2.0	2.4	3.8	2.5	-2.2	-3.4	-2.1	-1.1
Average from 2000	3.7	2.7	1.3	0.7	0.7	0.9	1.1	1.5	1.6	1.2	0.8	0.5	0.4
cyclically adjusted (1)	3.6	2.9	1.5	0.9	0.8	0.8	0.9	1.1	1.2	1.2	1.1	1.1	1.0
7-year indicator				0.9	1.0	1.1	1.0	0.6	0.3	-0.1
cyclically adjusted (1)				0.7	0.6	0.6	0.9	1.1	1.2	1.2
Structural balance	2.1	2.1	-1.0	-0.5	-0.3	0.6	0.5	1.6	2.3	1.4	0.2	0.7	0.6
GDP gap	0.4	-0.9	-0.4	-0.7	1.0	1.3	2.5	2.6	0.0	-6.4	-6.5	-5.0	-3.0
Average from 2000	0.4	-0.3	-0.3	-0.4	-0.1	0.1	0.5	0.7	0.6	-0.1	-0.6	-1.0	-1.2
7-year average				0.5	0.8	0.9	0.1	-0.8	-1.6	-2.2

(1) The cyclical adjustment is made by adding the indicator’s value to the GDP gap for the corresponding period multiplied by the elasticity 0.55.

Sources: Statistics Sweden and Ministry of Finance.

From a cyclical and a labour market perspective, however it is justified to temporary allow small and limited negative deviations from the surplus target in order to leave room for the measures to mitigate the economic crisis which are proposed in this Budget Bill.

Difficult to estimate the state of public finances in large cyclical swings

It is very difficult to make forecasts for general government finances when there are large changes in economic activity. This is primarily due to that capital tax revenue varies a lot in large cyclical swings.

The strength of deteriorations and improvements in general government net lending in cyclical downturns and upturns respectively are often underestimated. It is therefore difficult to estimate how large general government net lending would be in a normal cyclical situation. In the same way as structural net lending has been revised downwards in a short time as a consequence of downward revisions of potential GDP, it may be revised upwards when the cyclical situation improves. There is no guarantee, however, that net lending automatically will revert to its targeted level when the cyclical situation becomes normal. Structural net lending may be worse than it is now according to current estimates, for example if unemployment becomes persistent at a high level.

Important that temporary measures remain temporary

According to current estimates, there is a risk that the surplus target will be missed by a slight margin during the years 2009–2012. It is therefore important that a large part of the crisis measures, that are proposed in this budget bill (for example increased central government grants to local governments, the extra education places and the increased resources for labour market measures) are temporary and that these measures are revoked when the economic situation improves. Otherwise, the credibility of public finances will be jeopardised and the room for allowing the automatic stabilisers to work fully will be smaller in the next downturn. Large expenditure increases, which have proved difficult to reverse for various reasons, should be avoided. Permanent increases in the expenditure level risk contributing to a higher tax take in the long run.

The fourth step in the in-work tax credit can be financed by increases in other, less harmful taxes, if necessary. Thus an increase in the total tax take would be avoided, and the composition of the tax take can be more efficient.

The crisis measures require a tight expenditure policy in the next few years

There is an acute risk that budget consolidation measures will need to be taken when the economic situation improves, if the public finances do not develop more favourably than can be foreseen currently. Such consolidation measures should be designed in an efficient way from an economic perspective and ensure that the core welfare continues to be defended. If budget consolidation measure will be required, they should aim at tax adjustments which contribute to a better environment and health without reducing the incentives to work. Expenditure cuts may also be needed.

Long-term sustainability in public finances is key. The situation in public finances requires a very tight expenditure policy in the next few years. To emphasise this, the Government proposes to set the expenditure ceiling for 2012, excluding the technical adjustment, SEK 10 billion below the estimate made in the 2009 Spring Fiscal Policy Bill (se further section 1.5.2 below).

Sweden may be subject to an excessive deficit procedure

According to the criteria in the Stability and Growth Pact of the EU, laid down in the Treaty, the general government deficit of a Member State may not exceed 3 per cent of GDP. An Excessive Deficit Procedure (EDP) is a process in several steps. Its purpose is to ensure that the Member State concerned will take the measures necessary to correct the deficit. To begin with, the EU Commission examines if the exceptions mentioned in the Treaty may be applicable. In this context, the Commission is to examine whether exceeding the reference value is exceptional and temporary and if the deficit is close to 3 per cent of GDP. All the three conditions must be met for a Member State to avoid being subject to the EDP.

Two years ago, only two out of EU’s 27 Member States did not meet the deficit criterion. According to a forecast from the Commission, almost all Member States will have deficits exceeding 3 per cent of GDP both 2009 and 2010. The forecast for general government net lending in 2010 indicates that also Sweden may be subject to an Excessive Deficit Procedure under the Stability and Growth Pact.

The sharp deterioration of public finances in many Member States requires a credible restoration. Otherwise, there is a substantial risk that Member States will not be able to meet future public commitments and that they will enter into the next downturn with significantly worse public finances than they had when the current downturn began. The deficits resulting from the deep downturn must be temporary and manageable, if confidence in the European economies is to be maintained.

1.5.2       Monitoring the expenditure ceiling up to and including 2011

The multi-year expenditure ceilings represent an important budget policy commitment of the Government and the Riksdag. They strengthen the credibility of economic policy (see also the textbox on the Fiscal framework in section 4.2).

In recent years, the increase in the original expenditure ceiling has varied between about SEK 30 and SEK 42 billion. For several years, the expenditure ceilings have increased in parallel with or more slowly than GDP, i.e. the ceilings have decreased or been constant as a percentage of GDP (see figure 1.14). As a consequence of the economic crisis, with weak or declining GDP development in current prices, the expenditure ceiling as a percentage of GDP is higher each of the years 2009–2011 than in 2007, in spite of the fact the nominal annual rate of increase is in line with or somewhat lower than during the last five-year period.

The expenditure ceiling has been met each year since it was introduced in 1997. The budget margin, which is the difference between the expenditure ceiling and the outcome for the expenditure subject to the ceiling, has varied considerably over the years. In most years, the budget margin has been very small.

Figure 1.14 Technically adjusted expenditure ceilings and expenditure subject to the ceiling as a percentage of GDP 1997–2012

Per cent

Source: Ministry of Finance calculations and Statistics Sweden.

The budget margin is primarily meant to function as a buffer in the event that, cyclical conditions or structural changes (for example, a change in the pattern of sickness absence) cause expenditure to develop in a way other than that forecast. The guideline used by the Government to estimate the size of the budget margin is that it should for the current year be at least 1 per cent of the expenditures subject to the ceiling (2009), at least 1.5 per cent for the year of the budget (2010) and at least 2 per cent for the year after the year of the budget (2011). The progressive increase in the safety margin is justified by the greater uncertainty about expenditure developments in the longer run. The budget margins for 2009–2011 are estimated to be sufficiently large.

1.5.3      The proposed expenditure ceiling for 2012

In the Spring Fiscal Policy Bill, the Government makes an assessment of the appropriate level of the expenditure ceiling for the last year of the current budget period. The level of the expenditure ceiling for a new year is based on an overall assessment of the direction of fiscal policy, given the budget policy objectives and the forecast for public finances.

In the Government’s opinion, there are strong reasons for lowering the level of the expenditure ceiling compared with the assessment made in the 2009 spring Fiscal Policy Bill. This would safeguard the long-term sustainability of public finances and a return to Government net lending in line with the surplus target. The current deficit in the public finances calls for caution about the development of expenditures. A tighter expenditure ceiling would support such a development and would accelerate the return to positive net lending.

Against this background, the Government proposes that the expenditure ceiling for 2012, excluding the technical adjustment, be set at a level SEK 10 billion lower than the assessed level in the 2009 Spring Fiscal Policy Bill. As a consequence of the proposals in this Budget Bill, including technical adjustments of the expenditure ceiling, the ceiling will be SEK 1 074 billion in 2012. The expenditure ceiling would thus be set at a level corresponding to about 32 per cent of GDP.

1.5.4       Sustainable public finances are achievable in spite of the downturn

According to the indicators used by the Government for assessing the long-term sustainability of public finances (primarily the S2-indicator), the sustainability of public finances appears to be relatively good. This assessment is based on the Ministry’s own sustainability calculations, which are reported in section 10, and estimates made by a number of international organisations.

According to the calculations in the base scenario, a permanent strengthening of the budget of 0.6 per cent of GDP is needed for fiscal policy to be sustainable in the long term in a strict sense. A relatively tight fiscal policy should be conducted in the coming years to safeguard the long-term sustainability of public finances.

The economic crisis is currently not regarded as a serious threat to the long-term sustainability of public finances. An important condition is, however, that the decline in employment 2009 and 2010 will not be transformed into a persistently lower employment level. Another important condition for maintaining sustainable public finances is that the temporary crisis measures proposed in this Budget Bill will be abolished when the economic situation improves.

Review of the fiscal framework

When the share of people of working age decreases and the share of older people increases markedly, it may in the future be justified to adjust the current objective that the surplus in public finances is to be 1 percent of GDP on average over a business cycle. The fiscal framework is crucial for a good and stable development in Sweden and it has been a cornerstone in building confidence in the economy. The Government would therefore like to stress that future fiscal policy will be governed by clear targets and rules. The Government intends to let fiscal policy be guided by a surplus target for net lending, even if the level may be adjusted somewhat compared to the current 1 per cent of GDP.

The Government is currently conducting a review of the fiscal framework, including the level of the surplus target. The review will be submitted before the end of the Government’s term of office.

In the Government Bill A mandatory expenditure ceiling (Govt. Bill. 2009/10:5) the Government proposes that the expenditure ceiling be made mandatory and that it is to cover the coming three calendar years.

1.6          Distribution policy report

Between 1995 and 2007, real disposable household income increased by an annual average of 3.1 per cent.

Income differentials increased from 1991 to 2007. It is primarily variations in the size of capital gains which are causing variations in income differentials. The importance of capital gains to measured household income increases when large increases in value are realised. The weak stock exchange developments from the second half of 2007 to spring 2009 result in reduced asset values and thus lower capital gains. These developments are expected to lead to reduced income differentials in 2008 and 2009.

The policies conducted by the Government since the beginning of its term of office are directed at increasing employment and decreasing exclusion. Several reforms improving the functioning of the labour market and strengthening the incentives to work have been implemented. In this Budget Bill, for example, a strengthening of the in-work tax credit is proposed.

Measures making it more worthwhile to work may initially lead to increased income differenttials. The immediate impact of the measures is, however, usually relatively small compared with normal changes in market incomes etc.

In the long run, when more people enter the labour market and fewer people are supported by social benefits, reforms making it more worthwhile to work contribute to reduced income differentials. This effect increases over time when the productivity of those starting to work strengthens gradually, improving their income opportunities.

Figure 1.15 shows the impact of the measures proposed in this Budget Bill. Both a direct (static) and a long-term (dynamic) perspective are shown.

Figure 1.15 Effects of the proposals in this Budget Bill on adjusted disposable income of different income groups

Per cent

Note: Adjusted disposable income is the household’s total net income adjusted for the number of members of the household.

Source: Ministry of Finance calculations.

The figure shows the effects of the fourth step of the in-work tax credit, the increased non-taxable allowance for old-age pensioners, the increased housing allowances for people with sickness or activity compensation and the increased study support. All in all, these measures result in some equalization of the income differentials.

In the long run, the economic standard is expected to improve the most for people with the lowest income. This is primarily due to the in-work tax credit, which makes it more worthwhile to work. This means that it is above all the people currently outside the labour market which increase their labour supply. Thus, these groups will have the highest percentage increase in employment and wages.

As both the direct and the long-term effects have an equalising impact on the income distribution, the total effect of the proposals is clearly income-equalising.

The proposals also reduce the income differentials between women and men. Income composition is different for women and men. Men on average have higher earned income than women and work full-time to a greater extent. The direct impact of the in-work tax credit on the disposable income is therefore somewhat larger for men than for women. The aggregate effect of the proposed measures are, however, somewhat larger for women than for men (Figure 1.16). These differences will grow over time since the in-work tax credit increases disposable income more for women than for men in the long run.

Figure 1.16 Effects of the proposals in this Budget Bill on adjusted disposable income of different income groups

Per cent

Source: Ministry of Finance calculations.

1.7          Continued work to meet long-term challenges

The financial crisis and the subsequent deep economic downturn have been in focus when designing economic policy during the last year. At the same time, it is important that the dramatic events of the last year do not make us forget the long-term challenges facing Sweden and many other countries. On the contrary, the crisis underscores the need for an economic policy for the long term.

The Long-Term Survey 2008 emphasised in its main report (SOU 2008:105) the changed demographic composition and a continued internationalisation as trends which will have an impact on how the economy will develop going forward and thus on how economic policy should be designed. Another question discussed by the Long-Term Survey is the need for effective global strategies for dealing with the ongoing climate change.

The long-term challenges analysed by the Long-Term Survey emphasise the need for continued measures for improving the functioning of the labour market and strengthening productivity, for example by a better business climate, and for supporting higher long-term employment. Such measures also improve the long-term sustainability of public finances and strengthen the resilience of the economy against future crises. Only such a policy focus will make it possible to meet the long-term challenges.

1.7.1       Increased demand for welfare services requires long-term sustainable finances

A growing proportion of older people and a more or less stagnating population of working age will influence labour supply, growth and the public welfare systems in the future. Even if the health of older people gradually improves, their growing share of the population will lead to increasing need for health care and social services. This will, in turn, put pressure on public finances. According to the scenarios of the Long-Term Survey, it will be possible to meet the increased demand for more welfare services stemming from the changed composition of the population without jeopardising the long-term sustainability of public finances. The Long-term Survey’s conclusions in this respect thus coincide on the whole with the sustainability estimates in section 10 and the assessments made by a number of international organizations. It requires, however, that the current deficits in the public finances are temporary and manageable and that a tight fiscal policy is conducted when the business cycle eventually turns upwards. Safeguarding good order in the public finances is thus a key requirement for making it possible to maintain the current size of the tax-financed education, health care and social services.

High employment is the basis for financing welfare

Responsibility in public finances must be combined with a policy which contributes to increasing the long-term employment level. A high level of employment is a basic condition for being able in the long term to finance a well developed and publicly financed welfare system including all people. More hours worked increase the tax revenues, while costs decrease for unemployment compensation, for example.

The basis for the Governments policy is to protect the work-first principle and combat exclusion of people. The Government has implemented a large number of measures to increase employment and prevent unemployment from becoming persistent at a high level. Besides contributing to economic growth, these measures are crucial for making it possible to safeguard the common welfare in future. The scenarios for the long-term development of public finances presented in section 10 demonstrate the significance of high employment for the possibilities to maintain the current level of welfare services in future.

The design of the welfare systems play a great role

Demand for welfare services can be expected to grow more than follows from the ageing of the population. As living standards improve, expectations of the accessibility and quality of welfare services. Developments in the last decades show that the demand for health care, social services and education increase more rapidly than can be explained by the changing demographic composition. People’s wish for more choice and better access to welfare services is one explanation for the increase in demand.

An increased demand for welfare services, in excess of the needs resulting from demographic change, may put a severe strain on public finances. A key policy challenge is therefore to find a way to reconcile the increased demand for welfare services with the requirement for sustainable public finances.

The public welfare systems must also be designed so that they are stable and credible for the future. A number of reforms have been implemented in health care in order to safeguard the sustainability of the social protection systems. The Government also intends to appoint a parliamentary inquiry on sustainable sickness and unemployment insurances in the long term. Extensive work is under way to reduce overuse of the social protection systems (see further sections 1.3.3 and 12.4). The Government is also working actively to combat undeclared labour and other tax fraud.

1.7.2       The climate issue requires global cooperation

The threat of radical climate change is one of the biggest challenges facing humanity. It is a global problem that has to be handled at an international level. Reducing carbon dioxide emissions and other greenhouse gases is also costly. Estimates show, however, that it is possible to achieve global emissions reductions for a relatively low cost.(8) It requires international coordination of climate measures such as a system for international emissions trading. The Long-Term Survey also points out the importance of international coordination of climate policy.

If the EU and Sweden were to pursue a climate policy that focused only on emission reductions in the EU and nationally, with no international coordination, the result would be substantially higher costs to achieve the same effect. These costs might, in turn, jeopardise the possibility of ever being able to limit emissions.

The great challenge ahead is to come to an agreement on the climate issue that covers not only the industrial countries, but also developing countries, particularly those with rapidly growing economies. Such an agreement must also live up to demands for a just and sustainable global development. EU Member States have agreed an ambitious climate policy to reduce their own carbon dioxide emissions. This reduction is essential if the EU is to be a credible and influential party in the ongoing international climate negotiations. The aim of the UN climate meeting in Copenhagen, 7-18 December 2009, is to conclude a new international climate agreement that will take over when the Kyoto Protocol’s first commitment period ends, i.e. after 2012.(9) One of Sweden’s main tasks as President of the EU Council of Ministers in autumn 2009 is to lead the EU to act in the best possible way to reach a global climate agreement.

At home, the Government has raised climate policy ambitions with the presentation of the Alliance Parties’ energy and climate agreement on 1 February 2009. In the climate bill, A Cohesive Climate and Energy Policy (Govt.Bill 2008/09:162) presented in Spring 2009, the Government proposed that the emission of greenhouse gases for activities not covered by

(8) These estimates are, however, based on the assumption that the climate policy is cost effective. See, for example, Stern, N. (2007), The Economics of Climate Change: The Stern Review, Cambridge, UK, Cambridge University Press.

(9) Under the Kyoto Protocol, an international framework to manage the climate problem was created. There the size of the greenhouse gas reductions to be made by a number of industrial countries between 2008 and 2012 was defined.

the EU emissions trading system are to be reduced by 40 per cent on 1990 levels by 2020. Action plans to develop a fleet of vehicles that do not use any fossil fuel, energy efficiency in buildings and renewable energy initiatives were also presented. The Government also put forward its long-term vision whereby Sweden by 2050 will not have any net emissions of greenhouse gases in the atmosphere. This Bill proposes further measures to enable Sweden to meet its commitments in the climate area (see section 1.3.5). The Alliance Parties’ energy and climate agreement extends the use of nuclear power by abolishing the Nuclear Phase-Out Act and removing the prohibition in the Nuclear Activities Act on building new plants.

1.7.3       Internationalisation involves challenges and opportunities

Sweden is a small, open economy and thus highly dependent on international developments. Since exports constitute such a large proportion of GDP, the sharp reduction in world demand in the wake of the financial crisis has had a negative impact on the Swedish economy. In the years leading up to the crisis, however, when the world economy experienced historically high growth rates, the Swedish economy benefited from the strong demand for goods and services where Swedish firms are prominent.

Even though high export dependency makes production and employment in Sweden sensitive to swings in global demand, openness and trade are of vital importance for our welfare. Trade and direct investment enable firms to expand their markets. Technological development and more open borders have helped make it possible to take advantage of other countries’ comparative advantages.

As President of the EU Council of Ministers, Sweden will work for open markets and progress in free trade negotiations.

At the beginning of its term of office, the Government appointed the Globalisation Council with the remit to present ideas and proposals on how Sweden can improve its position in the age of globalisation. In May 2009, the Globalisation Council presented its final report (Ds 2009:21).

Adaptability is required

The economic downturn that followed in the wake of the financial crisis shows not only the vulnerability of an export-oriented economy like Sweden’s, but also the need for an adaptable economy. Good conditions for entrepreneurship and a skilled labour force promote adaptability. The Government has taken measures to improve the conditions for enterprise and entrepreneurship, strengthened the skills content in education and improved the functioning of the labour market. With these changes, Sweden is now better equipped to meet both short-term and long-term challenges.

Annex

The Government’s policies for jobs and entrepreneurship

Jobs policy

Measures to make it more worthwhile to work

•                                          A first step in the in-work tax credit was introduced on 1 January 2007, a second step was introduced on 1 January 2008 and a third step was introduced on 1 January 2009. A fourth step in the in-work tax credit is proposed in the 2010 Budget Bill. The tax credits amount to SEK 71 billion in total.

•                                          Reduced central government income tax.

•                                          A number of changes have been made to unemployment insurance relating to the terms, the length of the benefit period and the benefit level. The degree of self-financing in the unemployment insurance has increased and the membership contributions for each unemployment insurance fund have been differentiated.

Measures to make it less expensive to hire

•                                          A tax credit for household services was introduced in 2007 and a tax credit for building repairs, maintenance and improvement (RMI) work was introduced in 2008. These two systems were coordinated in 2009.

•                                          New start jobs were introduced on 1 January 2007 for people who have not worked for a long time. Beginning 1 January 2009, new start jobs were strengthened and they now provide tax relief equivalent to double the employer’s social contribution for people who have been unemployed for more than one year, have participated in labour market programmes, have had sheltered employment at Samhall or have been receiving sickness benefits or sickness or activity compensation.

•                                          In 2008, new start jobs also covered employers hiring people who were part-time unemployed who had been registered with the public employment services for at least two years, provided that the new start job full-time employment.

•                                          Social contributions were lowered by 1 percentage point from 1 January 2009.

•                                          On January 1 2008, the special employer’s contribution was abolished, for people who have reached the age of 65. This makes it more attractive for firms to retain and hire older workers.

Measures to prevent unemployment from becoming persistent

•                                          Easier to take on people temporarily for up to twenty-four months and the option of seasonal employment has been reintroduced.

•                                          Better matching and more effective labour market and education policies.

•                                          More resources for activation in labour market policy. Resources are focused on more work experience places and maintaining job search activities at a high level.

•                                          Temporary increase in the number of places in education. The Government proposes to temporarily increase the number of places in the Adult Vocational Education/Adult Education initiatives, vocational colleges and universities and colleges in 2010 and 2011.

•                                          An expansion of measures for individuals losing compensation from the sickness insurance. As a result of the sickness insurance reform, about 54 000 individuals will no longer get compensation from the sickness insurance in 2010 since they run out of days when they are entitled to sickness benefits or temporary sickness benefits. Therefore, the Government proposes measures which will increase these individuals’ possibilities of returning to work.

•                                          More resources for the education system. The Government continues to develop its school and education policies and is presenting a number of proposals to improve the quality of the education system. Several structurally important reforms are included, such as a new school act, implementation measures to reform the upper secondary school and a new teacher education programme.

•                                          Increased study support. In order to improve students’ financial situation, the

Government proposes to increase the total amount of study support from 1 January 2010. The study support will be increased by a total of SEK 431 per study month for full-time studies, of which the general grant will be raised by SEK 40 and the higher grant by SEK 75 per study month.

•                                          The job and development guarantee was introduced in 2007. It contains individually designed measures and is divided into three phases. The first phase focuses on surveying and intensified job search activities, including coaching. In the second phase, participants have access to a broader range of labour market programmes, including work training, work placement experience, subsidised employment and skills enhancement. In the third and final phase, all participants who have not found work after 450 days of compensation under the job and development guarantee are given permanent employment of benefit to the community equivalent to the full amount of-labour offered by the unemployed.

•                                          In order to get more people with reduced work capacity owing to functional impairment working, the Government has, during its term of office, increased the resources available for wage subsidies and to Samhall AB substantially.

•                                          Since 1 January 2008, the Public Employment Services form an integrated agency.

•                                          Since 2007, the Public Employment Services have been commissioned by the Government to use supplementary actors as part of their supply of services in order to improve matching and provide the unemployed with better services.

•                                          Substantially increased resources for labour market policy in 2009-2011. This effort includes improved employment services in the form of coaching, work experience, practical skills development and education.

Measures to increase integration

•                                          From 1 January 2007, asylum seekers who have received residence permits, quota refugees and close relative immigrants are able to get new start jobs in the first three years after a residence permit has been granted.

•                                          The Government intends to propose the introduction of a pilot system in order to accelerate newly arrived immigrants’ establishment in the labour market

•                                          Step-in jobs were introduced in 2007 and are intended for asylum seekers who have received residence permits, quota refugees and close relative immigrants for the first 36 months after receiving a residence permit. Step-in jobs are subsidised employment linked to teaching in Swedish for immigrants, and have clear elements of mentorship. In order to facilitate the reception of refugees in municipalities in regions with strong labour markets and to create clear economic incentives that speed up the entry of refugees into the labour market, municipalities will receive extra compensation that will be partly performance-based.

•                                          Establishment consultations are being tested in 2009 and 2010. They are aimed at accelerating the establishment of newly arrived immigrants in the labour market. If information about where in the country there is demand for the skills that the newly arrived immigrant has or intends to acquire is provided at an early stage, it may have an increased impact on the settlement decision.

•                                          Since January 2009, the Public Employment Services is offering services of supplementary agents. In this way, a newly arrived immigrant can get support for a maximum of six months for finding a job or starting an education. Such support can be provided in parallel with the municipalities introductory measures and can be offered in the individual’s mother tongue.

•                                          A new anti-discrimination act and a new act on the Ombudsman against Discrimination entered into force on 1 January 2009. In this way, the Government has created conditions for combating discrimination in society more effectively. A right of discrimination compensation has been introduced into the new anti-discrimination act.

•                                          A comprehensive integration strategy has been implemented. It includes initiation by the Public Employment Services of establishment consultations with newly arrived immigrants, continued validation of foreign vocational skills, improved possibilities for people with foreign degrees to supplement their higher education, funds for national coordination of the work of the county administrative boards to receive refugees and facilitation of voluntary further moving of newly arrived immigrants.

•                                          A trial with SFI bonuses to stimulate newly arrived immigrants to learn Swedish faster. The aim of the trial is to investigate if increased economic incentives may result in more students completing their SFI studies earlier.

•                                          A trial with new start offices in order to offer individually adapted guidance and support to people who want to start and run businesses.

Action to reduce unemployment among young people

•                                          On 1 July 2007 lower employer’s social security contributions were introduced for young people.

•                                          A job guarantee for young people entered into force on 1 December 2007. The purpose of the job guarantee is to provide support and increased incentives for unemployed young people to obtain work or to engage in further education in the regular education system.

•                                          A trial scheme for apprenticeships is under way since 2008 and has been expanded since it started. The scheme means that employers who take on upper secondary school students will be eligible for certain compensation and mentorship training.New start jobs were introduced on 1 January 2007 for young people who have been unemployed for more than six months.

Measures to improve the labour market for the elderly

•                                          Lower tax for people who have reached the age of 65 In order to increase pensioners’ disposable income, the tax for people who are 65 years of age or more is lowered from the beginning of 2010. In total, the tax is lowered by SEK 5.5 billion, of which SEK 3.5 billion are proposed in the Budget Bill.

•                                          Increased in-work tax credit for people who are 65 years of age or more.

•                                          The special employer’s contribution has been abolished, from 1 January 2008, for people who are 65 years of age or more. This is making it more attractive for companies to retain and employ older workers.

Business policy

Simpler to start and run a business

•                                          In order to reduce the risks associated with running a business and thus promoting more entrepreneurship, the Government intends to propose changes in the Debt Relief Act.

•                                          Reduced social security contributions for self-employed persons. In order to improve the conditions for small business growth and development, the social insurance contributions for the self-employed and partners in partnerships will be reduced by five percentage points, up to a maximum of SEK 10 000 per year.

•                                          Wealth tax was abolished in 2007.

•                                          ALMI Företagspartner AB has received SEK 80 million for loan financing and advisory and business contact services. Enhancing Almi’s ability to provide small loans to small and medium-sized enterprises without any co-financing requirement has improved the loan possibilities for small businesses.

•                                          SEK 100 million annually has been allocated to a special programme initiated to promote enterprise among women.

•                                          SEK 20 million annually has been allocated to promote entrepreneurship by immigrants.

•                                          The rules for business mortgage loans and preferential rights have been changed to make it easier for enterprises to borrow money.

•                                          A tax credit for household services was introduced in 2007 and a tax deduction for building repairs, maintenance and improvement (RMI) work was introduced in 2008. These two systems were coordinated in 2009.

•                                          Reduction of administrative burdens, including reduced reporting of information about tax allocation reserves, abolished requirement of a bank guarantee when selling companies, changes in the Deduction Act and abolition of the requirement for regular technical control of cash registers.

•                                          The possibility of seasonal employment has been reintroduced.

•                                          General fixed-term employment for up to 24 months has been introduced.

•                                          Innovationsbron AB will get SEK 50 billion annually in order to increase the supply of risk capital in early stages.

•                                          Respite with the payment of preliminary taxes for employed and employer’s social contributions was temporarily introduced in 2009.

•                                          Annual allocation of SEK 40 million for implementing an action plan for cultural and creative businesses and an innovation programme for facilitating young people’s entrepreneurship.

More profitable to run and develop companies

•                                          The corporate tax has been reduced from 28 to 26.3 per cent

•                                          The expansion fund tax for self employed persons will be lowered from 28 per cent to 26.3 per cent.

•                                          Social contributions have been lowered by 1 percentage point.

•                                          The costs of employing certain groups have been reduced.

•                                          Co-financing in sickness insurance has been abolished.

•                                          The ‘3:12 rules’ for close companies have been changed so as to extend the margin for income taxed as capital on the basis of payroll expenses, and the standard amount has been raised.

•                                          The accounting period for VAT payments for small businesses has been increased.

•                                          The Swedish Agency for Innovation Systems (VINNOVA) is receiving SEK 100 million annually for research and development at small businesses.

•                                          A special initiative for environmental technology corresponding to SEK 150 million per year during this electoral period has been started up.

•                                          The special employer’s contribution has been abolished.

•                                          The rules for depreciation of equipment of less value will be made more generous.

•                                          With respect to property, a tax relief is provided within the framework of the VAT. The upper salary limit, which is applicable when services are subject to withdrawal taxation has been increased.

•                                          In order to support research and development primarily in SMEs, resources for the industrial research institutes have been increased by SEK 200 million annually from 2010.

•                                          An action plan for cultural and creative businesses will be implemented.

•                                          SEK 50 million is allocated for marketing Sweden as a tourist destination, something that is beneficial to many small enterprises.

•                                          SEK 10 million is allocated annually to promote entrepreneurship in health care and social services, including the establishment of a National Council of Welfare Development.

•                                          In order to strengthen Sweden’s agriculture and related industries, it was announced in the 2008 Budget Bill that the agricultural sector will receive SEK 235 million annually within the framework of a competitiveness package. This will be achieved by the abolishment of a number of registering and control fees.

•                                          SEK 10 million will be allocated annually for five years for marketing Sweden as the new food country and for a food programme in the public sector.

•                                          The tax on manufactured fertilisers will be abolished on 1 January 2010. The measure is expected to strengthen the competitiveness of Sweden’s agricultural sector.

Better framework conditions for enterprise

•                                          The Government proposes a number of improvements of the social security systems in order to strengthen the social security of entrepreneurs. The aim is to improve the transparency and predictability of the regulatory frameworks in increase the freedom of choice of entrepreneurs in the area of sickness and parental insurance and in the labour market area.

•                                          A new, stricter competition law has been introduced.

•                                          The Swedish Competition Authority has been given increased funding to improve the possibilities for small businesses to access public procurement and to secure the work of the Authority on competition issues.

•                                          The rules for public procurement have been improved and measures have been taken to foster better procurement.

•                                          Action has been taken to increase diversity in the health care and social care sectors. Furthermore, choice in primary care and an act on free choice have been introduced.

•                                          Labour market reforms are implemented and it will be possible for more agents to operate a pharmacy.

•                                          Railroad traffic will be opened up to competition.

•                                          The whole competition legislation will be reviewed.

•                                          The administrative burdens arising from government regulations will decrease by 25 per cent during this electoral period.

•                                          A higher education programme for training in entrepreneurship is proposed.

Research

•                                          The Government’s bill on research and innovation policy covers the period 2009–2012 and entails an increased level by SEK 5 billion in 2012. The appropriations to universities and colleges, to the research councils (Vetenskapsrådet, Formas, FAS) and to Vinnova will be increased. Strategic efforts will be made for research in a number of important areas. Most of the fund will be allocated to universities and colleges. Efforts are made for the research infrastructure. The industrial research institutes will be strengthened and the commercial exploitation of research results will be increased. The value added tax on higher education will be abolished.

Infrastructure

•                                          The national plan for transport infrastructure and final regional plans for transport infrastructure are to be decided. The annual allocation of resources for infrastructure measures amounts to just under SEK 4 billion.

•                                          A new National Transport Administration and an Agency for Transport Analysis will be established. The National Road Administration (SRA), the National Rail Administration and the Swedish Institute for Transport and Communications Analysis will be phased out.

•                                          The activities of Vägverket Produktion have been transferred to Svevia AB and the activities of SRA Consulting Services and Banverket Projection have been transferred to Vectura Consulting AB. The activities of Banverket Production will be transferred to one or several wholly-owned state companies.